Exhibit 99.2

HTCC HOLDCO I B.V.,

AS ISSUER,

THE BANK OF NEW YORK MELLON,

AS TRUSTEE, REGISTRAR, TRANSFER AGENT,

PRINCIPAL PAYING AGENT, CALCULATION AGENT AND SECURITY TRUSTEE

AND

THE BANK OF NEW YORK MELLON (LUXEMBOURG) S.A.,

AS LUXEMBOURG PAYING AGENT AND TRANSFER AGENT

Amended and Restated Indenture

Dated as of October 30, 2006

as amended and restated on and as of October 15, 2009

€125,000,000

Floating Rate Senior PIK Notes due 2013

i

SECTION 12.14.	Severability	63
SECTION 12.15.	Currency Indemnity	63
SECTION 12.16.	Currency Calculation	64
SECTION 12.17.	No Personal Liability of Directors, Officers, Employees and Shareholders	64
SECTION 12.18.	Notation	64

EXHIBITS

Exhibit A	Form of Note

Exhibit B	Form of Transfer Certificate for Transfer from Rule 144a Global Note to Regulation S Global Note

Exhibit C	Form of Transfer Certificate for Transfer from Regulation S Global Note to Rule 144a Global Note

Exhibit D	Security Document

AMENDED AND RESTATED INDENTURE dated as of October 15, 2009 among HTCC Holdco I B.V., a private company with limited liability organized under the laws of the Netherlands (the “Issuer”), The Bank of New York Mellon (formerly known as The Bank of New York), a New York banking corporation (the “Trustee”) and The Bank of New York Mellon (Luxembourg) S.A. (formerly known as The Bank of New York (Luxembourg) S.A.) (the “Luxembourg Paying Agent”) amending and restating the indenture dated as of October 30, 2006 (the “Original Indenture”) as amended by a supplemental indenture dated December 19, 2006 (the “First Supplemental Indenture”), as further amended by a supplemental indenture dated March 9, 2007 (the “Second Supplemental Indenture”) and a supplemental indenture dated April 27, 2007 (the “Third Supplemental Indenture” together with the First Supplemental Indenture and the Second Supplemental Indenture, the “Supplemental Indentures”).

RECITALS OF THE ISSUER

WHEREAS, Invitel Holdings N.V. and the Trustee, among others, executed and delivered the Original Indenture to provide for the issuance of Floating Rate Senior PIK Notes due 2013 (the “Original Notes”) and additional securities as interest, in lieu of cash payment thereof, having identical terms and conditions as the Original Notes (“Additional Notes” and, together with the Original Notes, the “Notes”).

WHEREAS, the Original Indenture was amended by the Supplemental Indentures.

WHEREAS pursuant to the Third Supplemental Indenture, HTCC Holdco I B.V. assumed Invitel Holdings N.V.’s obligations as issuer and became subject to all of Invitel Holdings N.V.’s obligations under the Original Indenture;

WHEREAS, the Issuer seeks to amend and restate the terms of the Original Indenture (as amended by the Supplemental Indentures), such amended and restated indenture to be effective, valid and binding on the parties hereto upon the execution and delivery by the parties to this Indenture;

WHEREAS, the Issuer seeks to amend and restate the Original Indenture and the Original Notes to eliminate substantially all of the restrictive covenants, certain reporting obligations, certain related events of default and related provisions in the Original Indenture (the “Proposed Amendments”) that limit the flexibility of the Issuer and its subsidiaries in conducting their business;

WHEREAS, the Issuer has solicited consents of the Holders of the Notes (the “Consent Solicitation”) for the Proposed Amendments pursuant to a tender offer and consent solicitation statement dated September 30, 2009 (the “Tender Offer and Consent Solicitation Statement”);

WHEREAS, Section 9.02(a) of the Original Indenture provides that under certain circumstances the Issuer and the Trustee may make the amendments described in the fourth recital above to the Original Indenture with the consent of the Holders of at least a majority of the aggregate principal amount of the Notes voting as a single class, outstanding on the date hereof and the Issuer and Trustee have received such consents pursuant to the Tender Offer and Consent Solicitation Statement;

WHEREAS, the Issuer has heretofore delivered or is delivering to the Trustee, opinions of counsel and a copy of the Officers’ Certificate authorizing the execution, delivery and performance of this Indenture and has heretofore delivered or is delivering to the Trustee a resolution of the Issuer authorizing the execution of this Indenture and Lucid Issuer Services Limited, the tender agent, has heretofore delivered or is delivering to the Trustee, a certificate confirming the number of consents received from consenting Holders; and

WHEREAS, all conditions necessary to authorize the execution and delivery of this Indenture and to make this Indenture valid and binding have been complied with or have been done and performed.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders, as follows:

ARTICLE ONE

DEFINITIONS AND INCORPORATION BY REFERENCE

SECTION 1.01. Definitions.

“Affiliate” means, with respect to any specified Person:

(a) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person;

(b) any other Person that owns, directly or indirectly, 10% or more of such specified Person’s Capital Stock or any executive officer performing a policy-making function or director of any such specified Person or other Person or, with respect to any natural Person, any Person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin; or

(c) any other Person 10% or more of the Voting Stock of which is beneficially owned or held, directly or indirectly by such specified Person.

For the purposes of this definition, “control”, when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Alternative GAAP” means IFRS; provided, however, that, if the HTCC Acquisition shall have been consummated, and for so long as the HTCC Guarantee is in effect and HTCC is subject to the reporting requirements under Section 13 or 15(d) of the Exchange Act, GAAP shall mean U.S. GAAP (and upon and following any such change from IFRS to GAAP, references herein to GAAP will thereafter be construed to mean U.S. GAAP as in effect from time to time); provided that (x) all financial statements and reports required to be provided pursuant to this Indenture following the change from IFRS to U.S. GAAP will be prepared on the basis of U.S. GAAP, as in effect from time to time (including that, upon first reporting its fiscal year results under U.S. GAAP, the Issuer will be required to restate its financial statements on the basis of U.S. GAAP for the fiscal year ending immediately prior to the first fiscal year for which financial statements have been prepared on the basis of U.S. GAAP) and (y) after such election, all ratios, computations and other determinations based on GAAP contained in this Indenture will be computed in conformity with U.S. GAAP.

“Bankruptcy Law” means any law relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law, including without limitation, Dutch, Hungarian and other relevant statutes and Title 11, United States Bankruptcy Code of 1978.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions in London, Luxembourg or Budapest or a place of payment under this Indenture are authorized or required by law to close.

“Calculation Agent” means the calculation agent which will determine the interest rate per annum (reset quarterly) for the Notes, as provided in the Notes, and which will initially be the Trustee.

“Capital Stock” means, with respect to any Person, any and all shares, interests, partnership interests (whether general or limited), participations, rights in or other equivalents (however designated) of such Person’s equity, any other interest or participation that confers the right to receive a share of the profits and losses, or distributions of assets of, such Person and any rights (other than debt securities convertible into or exchangeable for Capital Stock), warrants or options exchangeable for or convertible into such Capital Stock, whether now outstanding or issued after the date of this Indenture.

“Capitalized Lease Obligation” means, with respect to any Person, any obligation of such Person under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed), which obligation is required to be classified and accounted for as a capital lease obligation under GAAP, and, for purposes of this Indenture, the amount of such obligation at any date will be the capitalized amount thereof at such date, determined in accordance with GAAP and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Clearstream” means Clearstream Banking, société anonyme.

“Commission” means the U.S. Securities and Exchange Commission.

“Common Depositary” means a depositary common to Euroclear and Clearstream, being initially The Bank of New York Mellon, until a successor Common Depositary, if any, shall have become such pursuant to this Indenture, and thereafter Common Depositary shall mean or include each Person who is then a Common Depositary hereunder.

“Company” refers to Magyar Telecom B.V., the issuer of the Existing Notes, including predecessor entities and not to any of its subsidiaries.

“Consolidated Adjusted Net Income” means with respect to any specified Person, for any period, such Person’s and its Restricted Subsidiaries’ consolidated net income (or loss) for such period as determined in accordance with GAAP, adjusted by excluding (to the extent included in such consolidated net income or loss), without duplication:

(a) any net after-tax extraordinary or non-recurring gain, loss or charge (including, without limitation, fees, expenses and charges associated with any acquisition, merger or consolidation after the Issue Date);

(b) any net after-tax gains attributable to sales of assets of such Person or any of its Restricted Subsidiaries that are not sold in the ordinary course of business;

(c) the net income (loss) of any Person (other than such specified Person or a Restricted Subsidiary of such specified Person), including Unrestricted Subsidiaries, in which such specified Person or any Restricted Subsidiary of such specified Person has an equity ownership interest, except (i) the Issuer’s equity in the net income of any such Person for such period will be included in Consolidated Adjusted Net Income only to the extent of the aggregate amount of dividends or other distributions actually paid to the Issuer or any such Restricted Subsidiary in cash dividends or distributions during such period, and (ii) the Issuer’s equity in a net loss of any such Person for such period will be included in determining such Consolidated Adjusted Net Income;

(d) the net income (loss) of any Restricted Subsidiary of such specified Person to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary is not at the date of determination permitted, directly or indirectly, by operation of the terms of its (i) charter, (ii) any agreement or instrument (other than the Senior Credit Facilities, the Existing Notes or the instruments of any other Debt incurred to finance, or in connection with or as a result of, the HTCC Acquisition and any amendments, restatements, supplements, modifications, renewals or refinancings of any of the foregoing) or (iii) any judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary or its shareholders;

(e) net after-tax gains or losses attributable to the termination of any employee pension benefit plan;

(f) any restoration to net income of any contingency reserve, except to the extent provision for such reserve was made out of income accrued at any time following the date of this Indenture;

(g) any net gain arising from the disposition of any securities or extinguishment, under GAAP, of any Debt of such Person;

(h) all deferred financing costs existing on the Issue Date to the extent written off or amortised on or after the Issue Date;

(i) the net income (loss) attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued);

(j) any impairment loss of such specified Person or its Restricted Subsidiaries relating to goodwill or other intangible assets;

(k) any gains or losses from currency exchange transactions not in the ordinary course of business; and

(l) the cumulative effect of a change in accounting principles after the date of this Indenture.

“Consolidated EBITDA” means, with respect to any Person for any period, the Consolidated Adjusted Net Income of such Person for such period, plus, without duplication, the following, to the extent deducted in calculating such Consolidated Adjusted Net Income:

(a) Consolidated Income Taxes; plus

(b) Consolidated Interest Expense; plus

(c) depreciation expense of such Person and its consolidated Restricted Subsidiaries; plus

(d) amortization expense of such Person and its consolidated Restricted Subsidiaries (excluding amortization any such non-cash charge to the extent it represents an accrual of or reserve for cash expenditures in any future period); plus

(e) other non-cash charges reducing Consolidated Adjusted Net Income (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period); plus

(f) minority interest expense; plus

(g) any non-cash compensation charge, including any such charge arising from any grant or issuance of stock, stock options or other equity based awards (or the incurrence of Subordinated Shareholder Funding); plus

(h) amounts written off, financial assets and investments held as current assets; minus

(i) all non-cash items of income of such Person and its consolidated Restricted Subsidiaries to the extent included in calculating Consolidated Adjusted Net Income (excluding any such non-cash item of income to the extent it represents the reversal of accruals or reserves for cash charges taken in prior periods or will result in receipt of cash payments in any future period), in each case, for such period.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary of the Issuer shall be added to Consolidated Adjusted Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Adjusted Net Income and only to the extent that a corresponding amount would be permitted at the date of determination to be dividended or distributed, directly or indirectly, to the Issuer by such Restricted Subsidiary without breaching or violating a restriction, directly or indirectly, applicable to such Restricted Subsidiary (unless such restriction is prescribed under the Senior Credit Facilities, the Existing Notes or the instruments of any other Debt incurred to finance, or in connection with or as a result of, the HTCC Acquisition or any amendments, restatements, supplements, modifications, renewals or refinancings of any of the foregoing).

“Consolidated Income Taxes” means, with respect to any Person for any period, taxes imposed upon such Person or other payments required to be made by such Person by any governmental authority which taxes or other payments are calculated by reference to the income or profits of such Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Adjusted Net Income for such period), regardless of whether such taxes or payments are required to be remitted to any governmental authority.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication and in each case determined on a consolidated basis in accordance with GAAP, the sum of:

(a) such Person’s and its Restricted Subsidiaries’ total interest expense for such period, including, without limitation

(i) amortization of debt discount;

(ii) the net costs of Interest Rate Agreements and Currency Agreements (including amortization of fees and discounts);

(iii) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing and similar transactions;

(iv) the interest portion of any deferred payment obligation and amortization of debt issuance costs; plus

(b) dividends accrued in respect of all Redeemable Capital Stock of such Person and Preferred Stock of Restricted Subsidiaries of such Person held by Persons other than such Person or such Restricted Subsidiary (other than dividends payable solely in Qualified Capital Stock of the Issuer); provided, however, that such dividends will be multiplied by a fraction the numerator of which is one and the denominator of which is one minus the effective combined tax rate of the issuer of such Preferred Stock (expressed as a decimal) for such period (as estimated by the chief financial officer of the Issuer, the Company or Invitel in good faith); plus

(c) the interest component of such Person’s and its Restricted Subsidiaries’ Capitalized Lease Obligations accrued and/or scheduled to be paid or accrued during such period; plus

(d) such Person’s and its Restricted Subsidiaries’ non-cash interest expenses and interest that was capitalized during such period; plus

(e) the interest expense on Debt of another Person to the extent such Debt is guaranteed by such Person or any Restricted Subsidiary of such Person or secured by a Lien on such Person’s or any of its Restricted Subsidiary’s assets, but only to the extent that such interest is actually paid by the Issuer or such Restricted Subsidiary.

“Consolidated Leverage Ratio,” as of any date of determination and with respect to any Person, means the ratio of:

(a) the outstanding Debt of such Person and its Restricted Subsidiaries on a consolidated basis, to

(b) the Pro Forma EBITDA of such Person for the period of the most recent four consecutive fiscal quarters.

“Credit Facility” means, one or more debt facilities or arrangements, as the case may be (including the Senior Credit Facilities), or commercial paper facilities with banks, insurance companies or other institutions providing for revolving credit loans, term loans, notes, letters of credit or other forms of guarantees and assurances or other credit facilities or extensions of credit, including overdrafts, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time and, for the avoidance of doubt, includes any agreement extending the maturity of, refinancing or restructuring all or any portion of the indebtedness under such agreements, indentures or financing arrangements or any successor agreements, indentures or financing arrangements; provided, that such debt or commercial paper facilities may not provide for or consist of the borrowing or issuance of Public Debt; and provided, further, that no such amendment, restatement, modification, renewal, refund, replacement or refinancing may consist of or provide for the borrowing or issuance of Public Debt.

“Currency Agreements” means in respect of a Person any spot or forward foreign exchange agreements and currency swap, currency option or other similar financial agreements or arrangements designed to protect such Person against or manage exposure to fluctuations in foreign currency exchange rates.

“Debt” means, with respect to any Person, without duplication:

(a) the principal of indebtedness of such Person for borrowed money (including overdrafts) or the principal component of obligations of such Person for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business;

(b) the principal of obligations of such Person evidenced by bonds, notes, debentures or other similar instruments;

(c) all obligations of such Person in connection with any letters of credit, bankers’ acceptances, receivables facilities or other similar facilities;

(d) the principal component of all indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade payables arising in the ordinary course of business;

(e) all Capitalized Lease Obligations of such Person;

(f) all obligations of such Person under or in respect of Interest Rate Agreements and Currency Agreements;

(g) the principal component of all Debt referred to in (but not excluded from) the preceding clauses (a) through (f) of other Persons and all dividends of other Persons, the payment of which is secured by any Lien upon or with respect to property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Debt (the amount of such obligation being deemed to be the lesser of the fair market value of such property or asset and the amount of the obligation so secured);

(h) all guarantees by such Person of the principal component of Debt referred to in this definition of any other Person to the extent guaranteed by such Person;

(i) all Redeemable Capital Stock of such Person valued at the greater of its voluntary maximum fixed repurchase price and involuntary maximum fixed repurchase price but excluding accrued dividends; and

(j) Preferred Stock of any Restricted Subsidiary excluding accrued dividends;

provided that the term “Debt” shall not include (i) non-interest bearing installment obligations and accrued liabilities incurred in the ordinary course of business that are not more than 90 days past due; (ii) Debt in respect of the incurrence by the Issuer or any Restricted Subsidiary of the Issuer of Debt in respect of standby letters of credit, performance bonds or surety bonds provided by the Issuer or any Restricted Subsidiary of the Issuer in the ordinary course of business to the extent such letters of credit or bonds are not drawn upon or, if and to the extent drawn upon are honored in accordance with their terms and if, to be reimbursed, are reimbursed no later than the fifth business day following receipt by such Person of a demand for reimbursement following payment on the letter of credit or bond; (iii) anything accounted for as an operating lease in accordance with GAAP as at the date hereof; and (iv) Subordinated Shareholder Funding.

Except as provided in the next paragraph, the amount of Debt of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date, in each case as determined in accordance with GAAP. The amount of Debt under Interest Rate Agreements or Currency Agreements of a Person will be calculated by reference to the net liability of such Person thereunder (as determined in accordance with GAAP as of the date of the most recent financial statements).

For purposes of this definition, the “maximum fixed repurchase price” of any Redeemable Capital Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Debt will be required to be determined pursuant to this Indenture, and if such price is based upon, or measured by, the fair market value of such Redeemable Capital Stock, such fair market value will be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock; provided, that if such Redeemable Capital Stock is not then permitted to be redeemed, repaid or repurchased, the redemption, repayment or repurchase price shall be the book value of such Redeemable Capital Stock as reflected in the most recent financial statements of such Person.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Enforcement” means, in relation to any Debt, any action whatsoever to: (i) demand payment, declare prematurely due and payable or otherwise seek to accelerate payment of or place on demand all or any part of such Debt; or (ii) recover all or any part of such Debt

(including, without limitation, by attachment, set-off, execution, combination of accounts or otherwise save, in the case solely of set-off, to the extent such set-off occurs automatically by operation of law and not as a result of any action or election; or (iii) exercise any right to crystallise, or require a third party to crystallise, any floating charge created pursuant to the Security Documents; or (iv) exercise or enforce or require a third party to exercise or enforce any rights under or pursuant to the provisions of any guarantee granted in relation to all or any part of such Debt or any Lien in relation to such Debt whether by sale, possession, appointment of a receiver or otherwise; or (v) petition for (or take any other steps or action which may lead to) an insolvency event in relation to the Issuer or any of its subsidiaries; or (vi) sue or bring or support any legal, arbitral or regulatory proceedings, or otherwise exercise any remedy for the recovery of such Debt against the Issuer or any of its subsidiaries; provided that the taking of any action (not falling within (i) to (v) above) necessary to preserve the validity and existence of claims, including the registration of such claims before any court or governmental authority, shall not constitute Enforcement.

“euro” or “€” means the lawful currency of the member states of the European Union who have agreed to share a common currency in accordance with the provisions of the Maastricht Treaty dealing with European monetary union.

“Euroclear” means Euroclear S.A./N.V., as operator of the Euroclear System.

“European Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of a member state of the European Union as of the date of this Indenture (including any agency or instrumentality thereof) for the payment of which the full faith and credit of such government is pledged.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

“Existing Notes” means the €142,000,000 aggregate principal amount of 10 3/4 % Senior Notes due 2012 of the Company issued in 2004.

“Generally Accepted Accounting Principles” or “GAAP” means (a) with respect to the Issuer, the accounting standards in the Netherlands, consistently applied, which are in effect from time to time and (b) with respect to the Company, IFRS as in effect from time to time, provided, however, that, following the Issue Date, GAAP shall mean, in respect of the Issuer, and at the election of the Issuer, IFRS (as in effect from time to time) for all purposes of this Indenture, in lieu of GAAP, and, if the HTCC Acquisition shall have been consummated, GAAP shall mean, at the Issuer’s election or re election and with respect to both the Issuer and the Company, U.S. GAAP (as in effect from time to time) for all purposes of this Indenture, in lieu of GAAP (and, upon and following any such election or re election, references herein to GAAP will thereafter be construed to mean IFRS or U.S. GAAP, as the case may be, as in effect from time to time); provided that (i) all financial statements and reports required to be provided after such election pursuant to this Indenture will be prepared on the basis of IFRS or U.S. GAAP, as the case may be, as in effect from time to time (including that, upon first reporting its fiscal year results under IFRS or U.S. GAAP, as the case may be, the Issuer will be required to restate its financial statements on the basis of IFRS or U.S. GAAP, as the case may be, for the fiscal year ending immediately prior to the first fiscal year for which financial statements have been prepared on the basis of IFRS or U.S. GAAP, as the case may be) and (ii) after such election, all ratios, computations and other determinations based on GAAP contained in this Indenture will be computed in conformity with IFRS or U.S. GAAP, as the case may be. The Issuer may at any time revoke the foregoing election or re election to report in U.S. GAAP (provided that such revocation will be implemented in accordance with the procedures described above with respect to adoption of U.S. GAAP).”

“guarantees” means, as applied to any obligation,

(a) a guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation and

(b) an agreement, direct or indirect, contingent or otherwise, to pay or perform (or pay damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, by the pledge of assets and the payment of amounts drawn down under letters of credit.

“Holder” means the Person in whose name a Note is registered on the Registrar’s books.

“HTCC” means Hungarian Telephone and Cable Corp., a Delaware corporation, and its successors.

“HTCC Acquisition” means any transaction whereby HTCC becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of at least a majority of the outstanding shares of Voting Stock of Matel Holdings, including any such transaction in connection with which the Company becomes the “beneficial owner”, directly or indirectly, of at least a majority of the outstanding shares of the Voting Stock of the Persons that were the operating Subsidiaries of HTCC immediately prior to such transaction.

“HTCC Guarantee” means any full and unconditional guarantee by HTCC of the obligations of the Issuer under the Notes and the Indenture.

“IFRS” means the International Financial Reporting Standards adopted by the International Accounting Standards Board and its predecessors, consistently applied and in effect from time to time.

“Indenture” means this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof.

“Interest Payment Date” means the Stated Maturity of an installment of interest on the Notes.

“Interest Rate Agreements” means in respect of a Person any interest rate protection agreements and other types of interest rate hedging agreements (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements) designed to protect such Person against or manage exposure to fluctuations in interest rates.

“Investment” means, with respect to any Person, any direct or indirect advance, loan or other extension of credit (including guarantees) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase, acquisition or ownership by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Debt issued or owned by, any other Person and all other items that would be classified as investments on a balance sheet prepared in accordance with GAAP. “Investments” excludes extensions of trade credit on commercially reasonable terms and endorsements of negotiable instruments and other documents, in each case in accordance with normal trade practices.

“Invitel” refers to Invitel Távközlési Szolgáltató ZRt. and none of its Subsidiaries.

“Issue Date” means October 30, 2006, the date of original issuance of the Notes.

“Issuer” refers to HTCC Holdco I B.V.

“Issuer Order” means a written order signed in the name of the Issuer by any two officers of the Issuer authorized by a resolution of the supervisory board of the Issuer.

“Lien” means any mortgage or deed of trust, charge, pledge, lien (statutory or otherwise), privilege, security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired. A Person will be deemed to own subject to a Lien any property which such Person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

“Matel Holdings” refers to Matel Holdings N.V., the direct subsidiary of the Issuer, and not to any of its subsidiaries.

“Maturity” means, with respect to any indebtedness, the date on which any principal of such indebtedness becomes due and payable as therein or herein provided, whether at the Stated Maturity with respect to such principal or by declaration of acceleration, call for redemption or purchase or otherwise.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Officer’s Certificate” means a certificate signed by an officer of the Issuer, the Company or a Surviving Entity, as the case may be, and delivered to the Trustee.

“Opinion of Counsel” means a written opinion from independent legal counsel.

“Parent” means any Person (other than a natural person) that owns more than 50% of the Voting Stock of the Issuer.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Preferred Stock” means, with respect to any Person, Capital Stock of any class or classes (however designated) of such Person which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over the Capital Stock of any other class of such Person whether now outstanding, or issued after the date of this Indenture, and including, without limitation, all classes and series of preferred or preference stock of such Person.

“pro forma” means, with respect to any calculation made or required to be made pursuant to the terms of the Notes, a calculation in accordance with Article 11 of the Regulation S-X promulgated under the Securities Act (to the extent applicable) calculated in good faith by a responsible financial or accounting officer of the Issuer.

“Pro Forma EBITDA” means, with respect to any Person for any period, the Consolidated EBITDA of such Person and its Restricted Subsidiaries, provided, however, that for the purposes of calculating Pro Forma EBITDA for such period, if, as of such date of determination:

(a) since the beginning of such period through the date of determination, such Person or any Restricted Subsidiary of such Person will have made any sale of assets or disposed of any company, any business, or any group of assets constituting an operating unit of a business (any such disposition, a “Sale”) or if the transaction giving rise to the need to calculate the Consolidated Leverage Ratio is such a Sale, Pro Forma EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the assets which are the subject of such Sale for such period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such period;

(b) since the beginning of such period through the date of determination, such Person or any Restricted Subsidiary of such Person (by merger or otherwise) will have made an Investment in any Person that thereby becomes a Restricted Subsidiary, or otherwise acquires any company, any business, or any group of assets constituting an operating unit of a business (any such Investment or acquisition, a “Purchase”) including any such Purchase occurring in connection with a transaction causing a calculation to be made hereunder, Consolidated EBITDA for such period will be calculated after giving pro forma effect thereto as if such Purchase occurred on the first day of such period; and

(c) since the beginning of such period through the date of determination, any Person (that became a Restricted Subsidiary of such Person or was merged with or into such Person or any Restricted Subsidiary of such Person since the beginning of such period) will have made any Sale or any Purchase that would have required an adjustment pursuant to clause (a) or (b) above if made by such Person or a Restricted Subsidiary of such Person since the beginning of such period, Consolidated EBITDA for such period will be calculated after giving pro forma effect thereto as if such Sale or Purchase occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any transaction or calculation under this definition, the pro forma calculations will be as determined in good faith by a responsible financial or accounting officer of the Issuer or the Company (including in respect of anticipated cost reductions and synergies).

“Public Debt” means any bonds, debentures, notes or other indebtedness of a type that could be issued or traded in any market where capital funds (whether debt or equity) are traded, including private placement sources of debt and equity as well as organized markets and exchanges, whether such indebtedness is issued in a public offering or in a private placement to institutional investors or otherwise.

“Qualified Capital Stock” of any Person means any and all Capital Stock of such Person other than Redeemable Capital Stock.

“Qualified Interest Rate Agreement” means an interest rate swap agreement with a bank or trust company organized in an EU Member State (including Hungary), the United Kingdom of Great Britain and Northern Ireland or any commercial banking institution that is a member of the US Federal Reserve System, in each case having combined capital and surplus and undivided profits of not less than €500 million, whose debt has a rating, at the time any investment is made therein, of at least A or equivalent thereof by S&P and at least A2 or the equivalent thereof by Moody’s.

“QIB” means “qualified institutional buyer” as defined in Rule 144A.

“Redeemable Capital Stock” means any class or series of Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed prior to 181 days after the final Stated Maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to 181 days after the final Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to 181 days after the final Stated Maturity.

“Record Date” means each January 1, April 1, July 1 and October 1.

“Redemption Date” when used with respect to any Note to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

“Redemption Price” when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

“Responsible Officer”, when used with respect to the Trustee, means any officer within the corporate trust and agency department of the Trustee (or any successor group), including any vice president, assistant vice president, assistant treasurer, trust officer or any other officer of the Trustee who customarily functions similar to those performed by such officer, or to whom any corporate trust matter is referred because of such individual’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

“Restricted Subsidiary,” with respect to any Person, means any Subsidiary of such Person other than an Unrestricted Subsidiary.

“Rule 144” means Rule 144 under the Securities Act (including any successor regulation thereto), as it may be amended from time to time.

“Rule 144A” means Rule 144A under the Securities Act (including any successor regulation thereto), as it may be amended from time to time.

“S&P” means Standard and Poor’s Ratings Service, a division of The McGraw-Hill Companies, Inc. and its successors.

“Securities Act” means the U.S. Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

“Security Document” means the pledge agreement dated 27 October 2006, as supplemented and amended from time to time, among the Trustee, the Issuer and Matel Holdings pursuant to which the Capital Stock of Matel Holdings will be pledged to the Trustee on a first priority basis to secure the payment when due of the obligations of the Issuer under the Notes and the Indenture. The Security Document is governed by Netherlands Antilles law.

“Senior Credit Facilities” means that certain Credit Facility, dated August 6, 2004, by and among Invitel, the guarantors named therein and the other parties names therein, providing for up to €165 million of revolving credit and term loan borrowings, as amended, extended, renewed, restated, replaced, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and other related document) governing Debt incurred to substantially contemporaneously refinance or otherwise replace, in whole or in part, the borrowings and commitments then outstanding.

“Significant Subsidiary”, with respect to any Person, means a Restricted Subsidiary of such Person that satisfies the criteria for a “significant subsidiary” set forth in Rule 1.02(w) of Regulation S-X under the Exchange Act.

“Stated Maturity” means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest, respectively, is due and payable, and, when used with respect to any other indebtedness, means the date specified in the instrument governing such indebtedness as the fixed date on which the principal of such indebtedness, or any installment of interest thereon, is due and payable.

“Subordinated Shareholder Funding” means, collectively, any funds provided to the Issuer by any Parent, any Affiliate of a Parent or any other holder of Capital Stock of any Parent or any Affiliate thereof, in exchange for or pursuant to any security, instrument or agreement other than Capital Stock, together with any such security, instrument or agreement and any other security or instrument other than Capital Stock issued in payment of any obligation under any Subordinated Shareholder Funding; provided that such Subordinated Shareholder Funding:

(a) does not (including upon the happening of any event) mature or require any amortization or other payment of principal prior to the first anniversary of the maturity of the Notes (other than through conversion or exchange of any such security or instrument for Qualified Capital Stock or for any other security or instrument meeting the requirements of the definition);

(b) does not (including upon the happening of any event) require the payment of cash interest prior to the first anniversary of the maturity of the Notes;

(c) does not (including upon the happening of any event) provide for the acceleration of its maturity or confer on its shareholders the right (including upon the happening of any event) to declare a default or event of default or take any enforcement action, in each case, prior to the first anniversary of the maturity of the Notes;

(d) is not secured by a Lien on any assets of the Issuer or a Restricted Subsidiary of the Issuer and is not guaranteed by any Subsidiary of the Issuer;

(e) is subordinated in right of payment to the prior payment in full of the Notes in the event of any Default, bankruptcy, reorganization, liquidation, winding up or other disposition of assets of the Issuer;

(f) does not (including upon the happening of any event) restrict the payment of amounts due in respect of the Notes or compliance by the Issuer with its obligations under the Notes and this Indenture;

(g) does not (including upon the happening of an event) constitute Voting Stock; and

(h) is not (including upon the happening of any event) mandatorily convertible or exchangeable, or convertible or exchangeable at the option of the holder, in whole or in part, prior to the date on which the Notes mature other than into or for Qualified Capital Stock of the Issuer.

“Subsidiary” means, with respect to any Person:

(a) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such Person, by one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof; and

(b) any other Person (other than a corporation), including, without limitation, a partnership, limited liability company, business trust or joint venture, in which such Person, one or more Subsidiaries thereof or such Person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof, has at least majority ownership interest entitled to vote in the election of directors, managers or Trustees thereof (or other Person performing similar functions).

“Surviving Entity” refers to the Person (if other than the Issuer) formed by or surviving any consolidation or merger or to which a sale, assignment, conveyance, transfer, lease or disposition of all or substantially all the properties and assets of the Issuer has been made.

“TIA” or “Trust Indenture Act” means the U.S. Trust Indenture Act of 1939, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

“Trustee” means the party named as such in this Indenture until a successor replaces it in accordance with the provisions of this Indenture and, thereafter, means the successor serving hereunder.

“Trust Officer” means, when used with respect to the Trustee, any vice president, assistant vice president, assistant treasurer or trust officer in the corporate trust administration of the Trustee or any other officer of the Trustee customarily performing functions similar to those performed by any of the above-designated officers, and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his or her knowledge of and familiarity with the particular subject, and, in each case, who shall have direct responsibility for the administration of this Indenture.

“Unrestricted Subsidiary” means:

(a) any Subsidiary of the Issuer that at the time of determination is an Unrestricted Subsidiary; and

(b) any Subsidiary of an Unrestricted Subsidiary.

“U.S. GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, in the opinions and pronouncements of the Public Company Accounting Oversight Board and in the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession of the United States, which are in effect from time to time.

“Voting Stock” means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or Trustees (or Persons performing similar functions) of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

“Wholly Owned Restricted Subsidiary” means (a) any Restricted Subsidiary, all of the outstanding Capital Stock (other than directors’ qualifying shares or shares of Restricted Subsidiaries required to be owned by third parties pursuant to applicable law) of which are owned by the Issuer or by one or more other Wholly Owned Restricted Subsidiaries or by the Issuer and one or more other Wholly Owned Restricted Subsidiaries and (b) Invitel.

SECTION 1.02. Other Definitions.

Term	Defined in Section
“Additional Amounts”	4.03	(a)
“Additional Notes”	Recitals
“Authorized Agent”	12.09
“authorized officer”	2.02
“Collateral”	10.01
“Defaulted Interest”	2.13
“Events of Default”	6.01	(a)
“Global Notes”	2.01	(c)
“Issuer”	Preamble
“Legal Defeasance”	8.02
“Luxembourg Paying Agent”	2.03
“Notes”	Recitals
“Original Notes”	Recitals
“Participants”	2.01	(c)
“Paying Agent”	2.03
“Principal Paying Agent”	2.03
“Registrar”	2.03
“Regulation S Global Note”	2.01	(b)
“Rule 144A Global Note”	2.01	(b)
“Security Register”	2.03
“Security Trustee”	10.01
“Transfer Agent”	2.03
“Trustee”	Preamble

SECTION 1.03. Incorporation by Reference of Trust Indenture Act. Only those TIA sections that are specifically referred to in this Indenture are incorporated by reference and are a part of this Indenture. The following TIA terms have the following meanings as used in this Indenture:

“Commission” means the Commission.

“indenture securities” means the Notes.

“obligor” on the “indenture securities” means the Issuer.

All other TIA terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by Commission rule under the TIA have the meanings assigned to them by such definitions.

SECTION 1.04. Rules of Construction. Unless the context otherwise requires:

(i) a term has the meaning assigned to it;

(ii) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(iii) “or” is not exclusive;

(iv) “including” or “include” means including or include without limitation;

(v) words in the singular include the plural and words in the plural include the singular;

(vi) unsecured or unguaranteed Debt shall not be deemed to be subordinate or junior to secured or guaranteed Debt merely by virtue of its nature as unsecured or unguaranteed Debt;

(vii) the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section, clause or other subdivision; and

(viii) costs, charges, remuneration or expenses include any value added, turnover or similar tax charged in respect thereof.

ARTICLE TWO

THE NOTES

SECTION 2.01. The Notes. (a) Form and Dating. The Notes and the Trustee’s certificate of authentication shall be substantially in the form of Exhibit A hereto with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture. The Notes may have notations, legends or endorsements required by law, the rules of any securities exchange or usage. The Issuer shall approve the form of the Notes. Each Note shall be dated the date of its authentication. The terms and provisions contained in the form of the Notes shall constitute and are hereby expressly made a part of this Indenture. The Notes shall be issued only in registered form without coupons and only in denominations of €1.00 and integral multiples of €1.00. The Notes, however, may only be subscribed in minimum amounts of €50,000 and integral multiples of €1,000 in excess thereof and may only be traded in minimum amounts of €50,000.

(b) Global Notes. Notes offered and sold in reliance on Regulation S shall be issued initially in the form of one or more Global Notes substantially in the form of Exhibit A hereto, with such applicable legends as are provided in Exhibit A hereto, except as otherwise permitted herein (the “Regulation S Global Note”), which shall be deposited on behalf of the purchasers of the Notes represented thereby with the Common Depositary, and registered in the name of the Common Depositary or its nominee, as the case may be, for the accounts of Euroclear or Clearstream, duly executed by the Issuer and authenticated by the Trustee (or an authentication agent appointed by the Trustee in accordance with Section 2.02) as hereinafter provided. The aggregate principal amount of the Regulation S Global Note may from time to time be increased or decreased by adjustments made by the Registrar on Schedule A to the Regulation S Global Note and recorded in the Security Register (as defined in Section 2.03), as hereinafter provided.

Notes offered and sold to QIBs in reliance on Rule 144A shall be issued initially in the form of one or more Global Notes substantially in the form of Exhibit A hereto, with such applicable legends as are provided in Exhibit A hereto, except as otherwise permitted herein (the “Rule 144A Global Note”), which shall be deposited on behalf of the purchasers of the Notes represented thereby with the Common Depositary, and registered in the name of the Common Depositary or its nominee, as the case may be, duly executed by the Issuer and authenticated by the Trustee (or its agent in accordance with Section 2.02) as hereinafter provided. The aggregate principal amount of the Rule 144A Global Note may from time to time be increased or decreased by adjustments made by the Registrar on Schedule A to the Rule 144A Global Note and recorded in the Security Register, as hereinafter provided.

(c) Book-Entry Provisions. This Section 2.01(c) shall apply to the Regulation S Global Note and the Rule 144A Global Note (collectively, the “Global Notes”) deposited with or on behalf of the Common Depositary.

Members of, or participants and account holders in Euroclear and Clearstream (“Participants”) shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Common Depositary or by the Trustee or any custodian of the Common Depositary or the Common Depositary or under such Global Note, and the Common Depositary or its nominee may be treated by the Issuer, the Trustee and any agent of the Issuer or the Trustee as the sole owner of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Issuer, the Trustee or any agent of the Issuer or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Common Depositary or impair, as between the Common Depositary and its Participants (as defined in this Section 2.01(c)), the operation of customary practices of such persons governing the exercise of the rights of a holder of a beneficial interest in any Global Note.

Subject to Section 2.11(b), the registered Holder of a Global Note may grant proxies and otherwise authorize any Person, including Participants and Persons that may hold interests through Participants, to take any action that a Holder is entitled to take under this Indenture or the Notes.

Except as provided in Section 2.11, owners of a beneficial interest in Global Notes shall not be entitled to receive physical delivery of certificated Notes.

SECTION 2.02. Execution and Authentication. An authorized managing director or directors or an authorized officer or officers (in each case individually, an “authorized officer”) of the Issuer shall sign the Notes for the Issuer by manual or facsimile signature.

If an authorized officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

A Note shall not be valid or obligatory for any purpose until an authorized signatory of the Trustee or, as the case may be, an authentication agent manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture.

Pursuant to an Issuer Order, the Issuer shall execute and the Trustee shall authenticate (a) Original Notes for original issue up to an aggregate principal amount of €125,000,000 and (b) Additional Notes, from time to time, subject to compliance at the time of issuance of such Additional Notes with Section 2.16. The aggregate principal amount of Notes outstanding shall not exceed the amount set forth herein except as provided in Section 2.07 and Section 2.16.

The Trustee may appoint an authentication agent reasonably acceptable to the Issuer to authenticate the Notes. Unless limited by the terms of such appointment, any such authentication agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by any such agent. An authentication agent has the same rights as any Registrar, co-Registrar Transfer Agent or Paying Agent to deal with the Issuer or an Affiliate of the Issuer.

The Trustee shall have the right to decline to authenticate and deliver any Notes under this Section 2.02 if the Trustee, being advised by counsel, determines that such action may not lawfully be taken or if the Trustee in good faith shall determine that such action would expose the Trustee to personal liability to existing Holders.

SECTION 2.03. Registrar, Transfer Agent and Paying Agent. The Issuer shall maintain an office or agency for the registration of the Notes and of their transfer or exchange (the “Registrar”), an office or agency where Notes may be transferred or exchanged (the “Transfer Agent”), an office or agency where the Notes may be presented for payment (the “Paying Agent”) and an office or agency where notices or demands to or upon the Issuer in respect of the Notes may be served.

The Issuer shall maintain a Transfer Agent and Paying Agent in London, England. The Issuer shall also maintain a Transfer Agent and Paying Agent in Luxembourg so long as the Notes are admitted to listing on the Official List of the Luxembourg Stock Exchange and admitted to trading on the Euro MTN Market. The Issuer may appoint one or more Transfer Agents, one or more co-Registrars and one or more additional Paying Agents. However, for so long as the Notes are admitted to listing on the Official List on the Luxembourg Stock Exchange and admitted to trading on the Euro MTN Market and the rules of the Luxembourg Stock Exchange so require, the Issuer will publish notice of the change in a paying agent in a daily newspaper with general circulation in Luxembourg or on the Luxembourg Stock Exchange’s website. The Issuer or any of its Subsidiaries may act as Transfer Agent, Registrar, co-Registrar, Paying Agent and agent for service of notices and demands in connection with the Notes; provided, however, that neither the Issuer nor any of its Subsidiaries shall act as Paying Agent for the purposes of Articles Three and Eight.

The Issuer has appointed (i) the office of The Bank of New York Mellon, acting through its London branch, located at the address set forth in Section 12.02(a) as Transfer Agent and Paying Agent in London, England (the “Principal Paying Agent”) and the Registrar and agent for service of notices and demands in connection with the Notes and (ii) the office of The Bank of New York Mellon (Luxembourg) S.A. located at the address set forth in Section 12.02(a) as Transfer Agent and Paying Agent in Luxembourg (the “Luxembourg Paying Agent”). Each of the Principal Paying Agent, the Registrar and the Luxembourg Paying Agent has accepted such appointment. The Issuer undertakes to maintain a paying agent in a member state of the European Union that is not obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the European Council of Economic and Finance Ministers (“ECOFIN”) meeting of November 26-27, 2000 or any law implementing or complying with or introduced in order to conform to such Directive.

The Paying Agent shall comply with all backup withholding tax and information reporting requirements under the U.S. Internal Revenue Code of 1986, as amended and the U.S. Treasury Regulations promulgated thereunder with respect to payments made under the Notes (including the collection of U.S. Internal Revenue Service Forms W-8 and W-9 and the filing of U.S. Internal Revenue Service Forms 1099 and 1096).

Subject to any applicable laws and regulations, the Issuer shall cause the Registrar to keep a register (the “Security Register”) at its corporate trust office in which, subject to such reasonable regulations it may prescribe, the Issuer shall provide for the registration of ownership, exchange and transfer of the Notes. Such registration in the Security Register shall be conclusive evidence of the ownership of Notes. Included in the books and records for the Notes shall be notations as to whether such Notes have been paid, exchanged or transferred, cancelled, lost, stolen, mutilated or destroyed and whether such Notes have been replaced. In the case of the replacement of any of the Notes, the Registrar shall keep a record of the Note so replaced and the Note issued in replacement thereof. In the case of the cancellation of any of the Notes, the Registrar shall keep a record of the Note so cancelled and the date on which such Note was cancelled.

The Issuer shall enter into an appropriate agency agreement with any Paying Agent or co-Registrar not a party to this Indenture. The agreement shall implement the provisions of this Indenture that relate to such agent. The Issuer shall notify the Trustee in writing of the name and address of any such agent. If the Issuer fails to maintain a Registrar or Paying Agent, the Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to Section 7.06.

The Issuer shall make payments on the Global Notes to the common depositary as the registered holder of the Global Notes. The Issuer shall make all payments in same day funds.

SECTION 2.04. Paying Agent to Hold Money. Prior to 10:00 a.m. (London, England time) on each due date of the principal, premium, if any, and interest on any Notes, the Issuer shall deposit with the Principal Paying Agent money in immediately available funds sufficient to pay such principal, premium, if any, and (subject to Section 2.16) interest so becoming due on the due date for payment under the Notes and subject to the receipt of such money, the Principal Paying Agent shall make payment on the Notes in accordance with this Indenture. The Issuer shall require each Paying Agent other than the Trustee to agree in writing that such Paying Agent shall hold in trust for the benefit of the Holders or the Trustee all money held by the Paying Agent for the payment of principal of, premium, if any, and (subject to Section 2.16) interest on the Notes (whether such money has been paid to it by the Issuer or any other obligor on the Notes), and such Paying Agent shall promptly notify the Trustee of any default by the Issuer (or any other obligor on the Notes) in making any such payment. The Issuer at any time may require a Paying Agent (to the extent such Paying Agent is not the Trustee) to pay all money held by it to the Trustee and account for any funds disbursed, and the Trustee may at any time during the continuance of any payment default, upon written request to a Paying Agent, require such Paying Agent to pay all money held by it to the Trustee and to account for any funds disbursed. Upon doing so, the Paying Agent shall have no further liability for the money so paid over to the Trustee. If the Issuer or any Affiliate of the Issuer acts as Paying Agent, it shall, on or before each due date of any principal, premium, if any, or interest on the Notes, segregate and hold in a separate trust fund for the benefit of the Holders a sum of money sufficient to pay such principal, premium, if any, or (subject to Section 2.16) interest so becoming due until such sum of money shall be paid to such Holders or otherwise disposed of as provided in this Indenture, and shall promptly notify the Trustee of its action or failure to act.

SECTION 2.05. Holders List. The Registrar shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders and shall otherwise comply with TIA Section 312(a). If the Trustee is not the Registrar, the Issuer shall furnish to the Trustee, in writing no later than the Record Date for each Interest Payment Date and at such other times as the Trustee may request in writing, a list in such form and as of such Record Date as the Trustee may reasonably require of the names and addresses of Holders, including the aggregate principal amount of Notes held by each Holder.

SECTION 2.06. Transfer and Exchange. (a) Where Notes are presented to the Registrar or a co-Registrar with a request to register a transfer or to exchange them for an equal principal amount of Notes of other denominations, the Registrar shall register the transfer or make the exchange in accordance with the requirements of this Section 2.06. To permit registrations of transfers and exchanges, the Issuer shall execute and the Trustee shall, upon receipt of an Issuer’s order, authenticate and deliver, in the name of the designated transferee or transferees, one or more new Notes, of any authorized denominations and of a like aggregate principal amount, at the Registrar’s request. No service charge shall be made for any registration of transfer or exchange of Notes (except as otherwise expressly permitted herein), but the Issuer may require payment of a sum sufficient to cover any agency fee or similar charge and any stamp, issue, registration, court, documentation, excise or property taxes or similar taxes, charges and duties (including interest and penalties with respect thereto) (collectively, “Fees, Charges and Taxes”) payable in connection with any such registration of transfer or exchange of Notes (other than any Fees, Charges and Taxes payable upon exchanges pursuant to Section 2.11(a)(i) or (ii) or Section 3.01 or 9.05.

Upon presentation for exchange or transfer of any Note as permitted by the terms of this Indenture and by any legend appearing on such Note, such Note shall be exchanged or transferred upon the Security Register and one or more new Notes shall be authenticated and issued in the name of the Holder (in the case of exchanges only) or the transferee, as the case may be. No exchange or transfer of a Note shall be effective under this Indenture unless and until such Note has been registered in the name of such Person in the Security Register. Furthermore, the exchange or transfer of any Note shall not be effective under this Indenture unless the request for such exchange or transfer is made by the Holder or by a duly authorized attorney-in-fact at the office of the Registrar.

Every Note presented or surrendered for registration of transfer or for exchange shall (if so required by the Issuer or the Registrar) be duly endorsed, or be accompanied by a written instrument or transfer, in form satisfactory to the Issuer and the Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing.

All Notes issued upon any registration of transfer or exchange of Notes shall be the valid obligations of the Issuer evidencing the same indebtedness, and entitled to the same benefits under this Indenture, as the Notes surrendered upon such registration of transfer or exchange.

Neither the Issuer nor the Trustee, Registrar or any Paying Agent or Transfer Agent shall be required (i) to issue, register the transfer of, or exchange any Note during a period beginning at the opening of 15 Business Days before the day of the mailing of a notice of redemption of Notes selected for redemption under Section 3.02 and ending at the close of business on the day of such mailing or (ii) to register the transfer of or exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

(b) Notwithstanding any provision to the contrary herein, so long as a Global Note remains outstanding and is held by or on behalf of the Common Depositary, transfers of a Global Note, in whole or in part, or of any beneficial interest therein, shall only be made in accordance with Section 2.01(c), Section 2.06(a) and this Section 2.06(b); provided, however, that a beneficial interest in a Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Global Note in accordance with the transfer restrictions set forth in the restricted Note legend on the Note, if any.

(i) Except for transfers or exchanges made in accordance with any of clauses (ii), (iii) or (iv) of this Section 2.06(b), transfers of a Global Note shall be limited to transfers of such Global Note in whole, but not in part, to nominees of the Common Depositary or to a successor of the Common Depositary or such successor’s nominee.

(ii) Rule 144A Global Note to Regulation S Global Note. If the holder of a beneficial interest in the Rule 144A Global Note at any time wishes to exchange its interest in such Rule 144A Global Note for an interest in the Regulation S Global Note, or to transfer its interest in such Rule 144A Global Note to a Person who wishes to take delivery thereof in the form of a beneficial interest in the Regulation S Global Note, such transfer or exchange may be effected only in accordance with this clause (ii) and the rules and procedures of Euroclear and Clearstream. Upon receipt by the Registrar from the Transfer Agent of (A) instructions directing the Registrar to credit or cause to be credited an interest in the Regulation S Global Note in a specified principal amount and to cause to be debited an interest in the Rule 144A Global Note in such specified principal amount and (B) a certificate in the form of Exhibit B attached hereto given by the holder of such beneficial interest stating that the transfer of such interest has been made in compliance with the transfer restrictions applicable to the Global Notes and that the Note being transferred is being transferred (x) pursuant to and in accordance with Regulation S or (y) in a transaction permitted by Rule 144, then the Registrar shall instruct the Common Depositary to reduce or cause to be reduced the principal amount of the Rule 144A Global Note and the Common Depositary to increase or cause to be increased the principal amount of the Regulation S Global Note by the aggregate principal amount of the interest in the Rule 144A Global Note to be exchanged.

(iii) Regulation S Global Note to Rule 144A Global Note. If the holder of a beneficial interest in the Regulation S Global Note at any time wishes to transfer such interest to a Person who wishes to take delivery thereof in the form of a beneficial interest in the Rule 144A Global Note, such transfer may be effected only in accordance with this clause (iii) and the rules and procedures of Euroclear and Clearstream. Upon receipt by the Registrar from the Transfer Agent of (A) instructions directing the Registrar to credit or cause to be credited an interest in the Rule 144A Global Note in a specified principal amount and to cause to be debited an interest in the Regulation S Global Note in such specified principal amount and (B) a certificate in the form of Exhibit C attached hereto given by the holder of such beneficial interest stating that the transfer of such interest has been made in compliance with the transfer restrictions applicable to the Global Notes and stating that (x) the Person transferring such interest reasonably believes that the Person acquiring such interest is a QIB and is obtaining such interest in a transaction meeting the requirements of Rule 144A and any applicable securities laws of any state of the United States or (y) that the Person transferring such interest is relying on an exemption other than Rule 144A from the registration requirements of the Securities Act and, in such circumstances, such Opinion of Counsel as the Issuer or the Trustee may reasonably request to ensure that the requested transfer or exchange is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, then the Registrar shall instruct the Common Depositary to reduce or cause to be reduced the principal amount of the Regulation S Global Note and to increase or cause to be increased the principal amount of the Rule 144A Global Note by the aggregate principal amount of the interest in the Regulation S Global Note to be exchanged or transferred.

(iv) Global Notes to Certificated Notes. In the event that a Global Note is exchanged for Notes in certificated, registered form pursuant to Section 2.11, such Notes may be exchanged only in accordance with such procedures as are substantially consistent with the provisions of clauses (ii) and (iii) above (including the certification requirements intended to ensure that such transfers comply with Rule 144A or Regulation S under the Securities Act, as the case may be) and such other procedures as may from time to time be adopted by the Issuer and the Trustee.

(c) If Notes are issued upon the transfer, exchange or replacement of Notes bearing the restricted Notes legends set forth in Exhibit A hereto, the Notes so issued shall bear the restricted Notes legends, and a request to remove such restricted Notes legends from Notes shall not be honored unless there is delivered to the Issuer such satisfactory evidence, which may include an Opinion of Counsel licensed to practice law in the State of New York, as may be reasonably required by the Issuer, that neither the legend nor the restrictions on transfer set forth therein are required to ensure that transfers thereof comply with the provisions of Rule 144A or Rule 144(k) under the Securities Act. Upon provision of such satisfactory evidence, the Trustee, at the direction of the Issuer, shall authenticate and deliver Notes that do not bear the legend.

(d) The Trustee shall have no responsibility for any actions taken or not taken by Euroclear or Clearstream, as the case may be.

SECTION 2.07. Replacement Notes. If a mutilated certificated Note is surrendered to the Registrar or if the Holder claims that the Note has been lost, destroyed or wrongfully taken, the Issuer shall issue and the Trustee shall, upon receipt of an Issuer Order, authenticate a replacement Note in such form as the Note mutilated, lost, destroyed or wrongfully taken if the Holder satisfies any other reasonable requirements of the Trustee or the Issuer. If required by the Trustee or the Issuer, such Holder shall furnish an indemnity bond sufficient in the judgment of the Issuer and the Trustee to protect the Issuer, the Trustee, the Paying Agent, the Transfer Agent, the Registrar and any co-Registrar and any authentication agent from any loss that any of them may suffer if a Note is replaced. The Issuer and the Trustee may charge the Holder for their expenses in replacing a Note, including fees and expenses of counsel and any tax that may be imposed in replacing such Note.

Every replacement Note shall be an additional obligation of the Issuer.

SECTION 2.08. Outstanding Notes. Notes outstanding at any time are all Notes authenticated by the Trustee except for those cancelled by it, those delivered to it for cancellation and those described in this Section 2.08 as not outstanding. A Note does not cease to be outstanding because the Issuer or an Affiliate of the Issuer holds the Note.

If a Note is replaced pursuant to Section 2.07, it ceases to be outstanding unless the Trustee and the Issuer receive proof satisfactory to them that the Note that has been replaced is held by a bona fide purchaser.

If the Paying Agent segregates and holds in trust, in accordance with this Indenture, on a Redemption Date or maturity date money sufficient to pay all principal, premium, if any, interest and Additional Amounts, if any, payable on that date with respect to the Notes (or portions thereof) to be redeemed or maturing, as the case may be, and the Paying Agent is not prohibited from paying such money to the Holders on that date pursuant to the terms of this Indenture, then on and after that date such Notes (or portions thereof) cease to be outstanding and interest on them ceases to accrue.

SECTION 2.09. Temporary Notes. Until definitive Notes are prepared and ready for delivery, the Issuer may prepare, and the Trustee (or an authenticating agent on its behalf) shall authenticate, temporary Notes. Temporary Notes shall be substantially in the form of definitive Notes but may have variations that the Issuer considers appropriate for temporary Notes. Without unreasonable delay, the Issuer shall prepare, and the Trustee (or an authenticating agent on its behalf) shall authenticate, definitive Notes in exchange for temporary Notes. Until such exchange, temporary Notes shall be entitled to the same rights, benefits and privileges as definitive Notes.

SECTION 2.10. Notes Held by Issuer. In determining whether the Holders of the required principal amount of Notes have concurred in any direction or consent or any amendment, modification or other change to this Indenture, Notes owned by the Issuer or by an Affiliate of the Issuer shall be disregarded and treated as if they were not outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent or any amendment, modification or other change to this Indenture, only Notes which a Trust Officer of the Trustee actually knows are so owned shall be so disregarded. Notes so owned which have been pledged in good faith shall not be disregarded if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to the Notes and that the pledgee is not the Issuer or an Affiliate of the Issuer.

SECTION 2.11. Certificated Notes. (a) A Global Note deposited with the Common Depositary or other custodian for the Common Depositary pursuant to Section 2.01 shall be transferred to the beneficial owners thereof in the form of certificated Notes only if such transfer complies with Section 2.06 and (i) Euroclear or Clearstream notifies the Issuer that it is unwilling or unable to continue to act as depository and a successor depository is not appointed by the Issuer within 120 days, or (ii) if Euroclear or Clearstream so requests following an Event of Default hereunder, or (iii) in whole, but not in part, at any time if the Issuer in its sole discretion determines that the Global Notes should be exchanged for certificated Notes, or (iv) if the owner of a Book-Entry Interest requests such exchange in writing delivered through either Euroclear or Clearstream following an Event of Default hereunder. Notice of any such transfer shall be given by the Issuer in accordance with the provisions of Section 12.02(a).

(b) Any Global Note that is transferable to the beneficial owners thereof in the form of certificated Notes pursuant to this Section 2.11 shall be surrendered by the Common Depositary to the Transfer Agent, to be so transferred, in whole or from time to time in part, without charge, and the Trustee shall authenticate and deliver, upon such transfer of each portion of such Global Note, an equal aggregate principal amount at maturity of Notes of authorized denominations in the form of certificated Notes. Any portion of a Global Note transferred or exchanged pursuant to this Section 2.11 shall be executed, authenticated and delivered only in registered form in denominations of €50,000 and integral multiples of €1,000 thereof and registered in such names as the Common Depositary shall direct. Subject to the foregoing, a Global Note is not exchangeable except for a Global Note of like denomination to be registered in the name of the Common Depositary or its nominee. In the event that a Global Note becomes exchangeable for certificated Notes, payment of principal, premium, if any, and interest on the certificated Notes shall be payable, and the transfer of the certificated Notes shall be registrable, at the office or agency of the Issuer maintained for such purposes in accordance with Section 2.03. Such certificated Notes shall bear the applicable legends set forth in Exhibit A hereto.

(c) In the event of the occurrence of any of the events specified in Section 2.11(a), the Issuer shall promptly make available to the Trustee a reasonable supply of certificated Notes in definitive, fully registered form without interest coupons.

SECTION 2.12. Cancellation. The Issuer at any time may deliver Notes to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee, in accordance with its customary procedures, and no one else shall cancel (subject to the record retention requirements of the Exchange Act and the Trustee’s retention policy) all Notes surrendered for registration of transfer, exchange, payment or cancellation and dispose of such cancelled Notes in its customary manner. Except as otherwise provided in this Indenture the Issuer may not issue new Notes to replace Notes it has redeemed, paid or delivered to the Trustee for cancellation.

SECTION 2.13. Defaulted Interest. Any interest on any Note that is payable, but is not punctually paid or duly provided for, on the dates and in the manner provided in the Notes and this Indenture (all such interest herein called “Defaulted Interest”) shall forthwith cease to be payable to the Holder on the relevant Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Issuer, at its election in each case, as provided in clause (a) or (b) below:

(a) The Issuer may elect to make payment of any Defaulted Interest to the Persons in whose names the Notes are registered at the close of business on a special record date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Issuer shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Note and the date of the proposed payment, and at the same time the Issuer shall either (i) deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest; or (ii) make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided. In addition, the Issuer shall fix a special record date for the payment of such Defaulted Interest, such date to be not more than 15 days and not less than 10 days prior to the proposed payment date and not less than 15 days after the receipt by the Trustee of the notice of the proposed payment date. The Issuer shall promptly but, in any event, not less than 15 days prior to the special record date, notify the Trustee of such special record date and, in the name and at the expense of the Issuer, the Trustee shall cause notice of the proposed payment date of such Defaulted Interest and the special record date therefor to be mailed first-class, postage prepaid to each Holder as such Holder’s address appears in the Security Register, not less than 10 days prior to such special record date. Notice of the proposed payment date of such Defaulted Interest and the special record date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Notes are registered at the close of business on such special record date and shall no longer be payable pursuant to clause (b) below.

(b) The Issuer may make payment of any Defaulted Interest on the Notes in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Issuer to the Trustee of the proposed payment date pursuant to this clause, such manner of payment shall be deemed reasonably practicable.

Subject to the foregoing provisions of this Section 2.13, each Note delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Note.

SECTION 2.14. [Reserved].

SECTION 2.15. ISIN and Common Code Numbers. In issuing the Notes the Issuer may use ISIN and Common Code numbers (if then generally in use), and, if so, the Trustee shall use ISIN and Common Code numbers, as appropriate, in notices of redemption as a convenience to Holders; provided, however, that no representation is made by the Trustee as to the correctness of such numbers or codes either as printed on the Notes or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers. The Issuer shall promptly notify the Trustee and the Paying Agent of any change in the ISIN or Common Code numbers.

SECTION 2.16. Issuance of Additional Notes.

(a) The Issuer shall issue Additional Notes under this Indenture as interest and Additional Amounts, as applicable, unless the Issuer elects to pay interest or Additional Amounts in cash. The Additional Notes shall have identical terms as the Original Notes issued on the Issue Date, except that interest will begin to accrue from the date they are issued rather than the Issue Date. Any Additional Notes issued as provided for herein and the Original Notes will be treated as a single class and as part of the same series for all purposes (including waivers, amendments, redemption and offers to purchase) under this Indenture and will be equally and ratably secured by the same Collateral (as defined in Section 10.01) securing the Original Notes.

(b) With respect to any Additional Notes, the Issuer shall deliver to the Trustee and the Paying Agent:

(i) no later than the Record Date for the relevant Interest Payment Date, a written notice setting forth the extent to which such interest payment will be made in the form of cash, if election is made to pay in cash, and if no such election is made, such interest payment shall otherwise be payable in Additional Notes; and

(ii) no later than two Business Days prior to the relevant Interest Payment Date, (i) if such Notes are in definitive form, the required amount of new definitive Additional Notes and an order to authenticate and deliver such Additional Notes or (ii) if such Notes are in global form, an order to increase the principal amount of such Notes by the relevant amount (or, if necessary, to authenticate a new Global Note executed by the Issuer with such increased principal amounts).

(c) Any Additional Notes shall, after being executed and authenticated pursuant to Section 2.02, be (i) mailed to the person entitled thereto as shown on the register for the certificated Notes if the Notes are then held in the form of certificated Notes as of the relevant Record Date, or (ii) deposited into the account specified by the Holder or Holders thereof as of the relevant Record Date if the Notes are held in global form. Alternatively, the Issuer may direct the Paying Agent to make the appropriate amendments to the schedule of principal amounts of the relevant Global Notes outstanding and arrange for deposit into the account specified by the Holder or Holders thereof as of the relevant Record Date. Payment shall be made in such form and upon such terms as specified herein and the Issuer shall and the Paying Agent may take additional steps as is necessary to effect such payment.

SECTION 2.17. Tax Treatment. The Issuer and by the purchase of a Note governed hereby each beneficial owner agree for U.S. federal income tax purposes, (i) to treat the Notes as indebtedness that is subject to U.S. Treasury Regulations §1.1275-4(b) governing contingent payment debt instruments (the “Contingent Debt Regulations”), and (ii) to use the Issuer’s determination of the “comparable yield” and “projected payment schedule,” within the meaning of the Contingent Debt Regulations, with respect to the Notes.

SECTION 2.18. Effectiveness. This Indenture shall become effective and binding on the Issuer and the Trustee upon the execution and delivery by the parties to this Indenture, provided, however, that this Indenture shall not become operative, and the terms of the Indenture shall not be amended, supplemented, modified or deleted hereby, in each case, until the consummation of the Consent Solicitation (including payment to tendering Noteholders effected through Euroclear and Clearstream).

ARTICLE THREE

REDEMPTION; OFFERS TO PURCHASE

SECTION 3.01. Right of Redemption. The Issuer may redeem all or any portion of the Notes upon the terms and at the Redemption Price set forth in the Notes and pursuant to the provisions of this Article Three.

SECTION 3.02. Notices to Trustee. If the Issuer elects to redeem Notes pursuant to Section 3.01 it shall notify the Trustee with a copy to the Paying Agent in writing of the Redemption Date, the Redemption Price, the principal amount of Notes to be redeemed and the paragraph of the Notes pursuant to which the redemption shall occur.

The Issuer shall give each notice to the Trustee provided for in this Section 3.02 in writing at least 45 days before the date notice is mailed to the Holders pursuant to Section 3.04 unless the Trustee consents in writing to a shorter period. Such notice shall be accompanied by an Officer’s Certificate from the Issuer to the effect that such redemption shall comply with the conditions herein. If fewer than all the Notes are to be redeemed, the Record Date relating to such redemption shall be selected by the Issuer and given to the Trustee, which Record Date shall be not less than 15 days after the date of notice to the Trustee.

SECTION 3.03. Selection of Notes to be Redeemed. If less than all of the Notes are to be redeemed, the Trustee shall select the Notes to be redeemed in compliance with the requirements, as certified to it by the Issuer, of the principal securities exchange or automated quotation system, if any, on which the Notes are listed or, if the Notes are not listed on a securities exchange or automated quotation system or are listed on a securities exchange or automated quotation system which does not require or specify the manner in which the Notes to be redeemed are to be selected, pro rata, by lot or by such other method as the Trustee in its sole discretion shall deem fair and appropriate; provided, however, that no such partial redemption shall reduce the portion of the principal amount of a Note not redeemed to less than €50,000.

The Trustee shall make the selection from the Notes outstanding and not previously called for redemption. The Trustee may select for redemption portions equal to €50,000 in principal amount or any integral multiple of €1,000 in excess thereof. Provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption. The Trustee shall notify the Issuer and the Registrar promptly in writing of the Notes or portions of Notes to be called for redemption.

SECTION 3.04. Notice of Redemption. (a) At least 30 days but not more than 60 days before a date for redemption of Notes, the Issuer shall mail a notice of redemption by first-class mail to each Holder of Notes to be redeemed and shall comply with the provisions of Section 12.02(b) and (d). If the Notes are at such time admitted to listing on the Official List of the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market, the Issuer shall inform the Luxembourg Stock Exchange of the principal amount of the Notes that have not been redeemed in connection with any optional redemption.

(b) The notice shall identify the Notes to be redeemed (including ISIN and Common Code numbers) and shall state:

(i) the Redemption Date;

(ii) the Redemption Price and the amount of accrued interest, if any, and Additional Amounts, if any, to be paid;

(iii) the name and address of the Paying Agent;

(iv) that Notes called for redemption must be surrendered to the Paying Agent to collect the Redemption Price plus accrued interest, if any, and Additional Amounts, if any;

(v) if any Note is being redeemed in part, the portion of the principal amount (equal to €50,000 in principal amount or any integral multiple of €1,000 in excess thereof) of such Note to be redeemed and that, on and after the Redemption Date, upon surrender of such Note, a new Note or Notes in principal amount at maturity equal to the unredeemed portion thereof shall be reissued;

(vi) that, if any Note contains a ISIN or Common Code number, no representation is being made as to the correctness of such ISIN or Common Code number either as printed on the Notes or as contained in the notice of redemption and that reliance may be placed only on the other identification numbers printed on the Notes;

(vii) that, unless the Issuer defaults in making such redemption payment, interest on the Notes (or portion thereof) called for redemption shall cease to accrue on and after the Redemption Date;

(viii) the paragraph of the Notes pursuant to which the Notes called for redemption are being redeemed; and

(ix) the Record Date with respect to the interest payment date immediately preceding the Redemption Date.

At the Issuer’s written request, the Trustee shall give a notice of redemption in the Issuer’s name and at the Issuer’s expense. In such event, the Issuer shall provide the Trustee with the notice and the other information required by this Section 3.04.

SECTION 3.05. Deposit of Redemption Price. On or prior to any Redemption Date, the Issuer shall deposit or cause to be deposited with the Principal Paying Agent (or, if the Issuer or a Wholly Owned Restricted Subsidiary is the Paying Agent, shall segregate and hold in trust) a sum in same day funds sufficient to pay the Redemption Price of and accrued interest and Additional Amounts, if any, on all Notes to be redeemed on that date other than Notes or portions of Notes called for redemption that have previously been delivered by the Issuer to the Trustee for cancellation. The Paying Agent shall return to the Issuer any money so deposited that is not required for that purpose.

SECTION 3.06. Payment of Notes Called for Redemption. If notice of redemption has been given in the manner provided in Section 3.04, the Notes or portion of Notes specified in such notice to be redeemed shall become due and payable on the Redemption Date at the Redemption Price stated therein, together with accrued interest to such Redemption Date, and on and after such date (unless the Issuer shall default in the payment of such Notes at the Redemption Price and accrued interest to the Redemption Date, in which case the principal, until paid, shall bear interest from the Redemption Date at the rate prescribed in the Notes), such Notes shall cease to accrue interest. Upon surrender of any Note for redemption in accordance with a notice of redemption, such Note shall be paid and redeemed by the Issuer at the redemption price, together with accrued interest, if any, to the Redemption Date; provided, however, that installments of interest whose Stated Maturity is on or prior to the redemption date shall be payable to the Holders registered as such at the close of business on the relevant Record Date.

Notice of redemption shall be deemed to be given when mailed, whether or not the Holder receives the notice. In any event, failure to give such notice, or any defect therein, shall not affect the validity of the proceedings for the redemption of Notes held by Holders to whom such notice was properly given.

SECTION 3.07. Notes Redeemed in Part. (a) Upon surrender of a Global Note that is redeemed in part, the Paying Agent shall forward such Global Note to the Trustee who shall make a notation on the Security Register to reduce the principal amount of such Global Note to an amount equal to the unredeemed portion of the Global Note surrendered; provided, however, that each such Global Note shall be in a principal amount at final Stated Maturity of €50,000 or any integral multiple of €1,000 in excess thereof.

(b) Upon surrender and cancellation of a certificated Note that is redeemed in part, the Issuer shall execute and the Trustee shall authenticate for the Holder (at the Issuer’s expense) a new Note equal in principal amount to the unredeemed portion of the Note surrendered and cancelled; provided, however, that each such certificated Note shall be in a principal amount at final Stated Maturity of €50,000 or any integral multiple of €1,000 in excess thereof.

ARTICLE FOUR

COVENANTS

SECTION 4.01. Payment of Notes. The Issuer covenants and agrees for the benefit of the Holders that it shall duly and punctually pay the principal of, premium, if any, interest and Additional Amounts, if any, on the Notes on the dates and in the manner provided in the Notes and in this Indenture. Principal, premium, if any, interest and Additional Amounts, if any, shall be considered paid on the date due if on such date the Trustee or the Paying Agent (other than the Issuer or any of its Affiliates) holds, prior to 10:00 a.m. London, England time on the due date, in accordance with this Indenture, money sufficient to pay all principal, premium, if any, and (subject to Section 2.16) interest and Additional Amounts, if any then due. If the Issuer or any of its Affiliates acts as Paying Agent, principal, premium, if any, interest and Additional Amounts, if any, shall be considered paid on the due date if the entity acting as Paying Agent complies with Section 2.04.

The Issuer shall pay interest on overdue principal at the rate specified therefor in the Notes. The Issuer shall pay interest on overdue installments of interest at the same rate to the extent lawful.

SECTION 4.02. Corporate Existence. Subject to Article Five, the Issuer and each Restricted Subsidiary shall do or cause to be done all things necessary to preserve and keep in full force and effect their corporate, partnership, limited liability company or other existence and the rights (charter and statutory), licenses and franchises of the Issuer and each Restricted Subsidiary; provided that the Issuer shall not be required to preserve any such right, license or franchise if the board of directors of the Issuer shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Issuer and the Restricted Subsidiaries as a whole and that the loss thereof is not disadvantageous in any material respect to the Holders.

SECTION 4.03. Additional Amounts. (a) All payments that the Issuer makes under or with respect to the Notes shall be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other similar liabilities related thereto) of whatever nature (collectively, “Taxes”) imposed or levied by or on behalf of any jurisdiction in which the Issuer is incorporated, organized, engaged in business (where such Tax is imposed by reason of the Issuer being engaged in business) or otherwise resident for tax purposes or from or through which any of the foregoing makes any payment on the Notes or by or within any department or political subdivision thereof having power to tax (each, a “Relevant Taxing Jurisdiction”), unless the Issuer is required to withhold or deduct Taxes by law or by the interpretation or administration of law. If the Issuer is required to withhold or deduct any amount for or on account of Taxes of a Relevant Taxing Jurisdiction from any payment made under or with respect to the Notes, the Issuer, will pay such additional amounts (“Additional Amounts”) as may be necessary to ensure that the net amount received by each Holder of the Notes (including Additional Amounts) after such withholding or deduction will be not less than the amount the Holder would have received if such Taxes had not been required to be withheld or deducted. Such Additional Amounts may be paid by the Issuer, at its option, in the form of cash or Additional Notes.

(b) The Issuer will not, however, pay Additional Amounts in respect or on account of:

(i) any Taxes that are imposed or levied by a Relevant Taxing Jurisdiction by reason of a present or former connection of a Holder (or a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such Holder, if the Holder is an estate, a trust, a partnership or a corporation) or a beneficial owner with such Relevant Taxing Jurisdiction (other than the mere receipt or holding of Notes or by reason of the receipt of payments thereunder or the exercise or enforcement of rights under any Notes or this Indenture);

(ii) any Taxes that are imposed or levied by reason of the failure of the Holder or beneficial owner of Notes, following the Issuer’s written request addressed to the Holder (and made at a time which would enable the Holder or beneficial owner acting reasonably to comply with that request), to comply with any certification, identification, information or other reporting requirements which the Holder or such beneficial owner is legally required to satisfy, whether imposed by statute, treaty, regulation or administrative practice of a Relevant Taxing Jurisdiction, as a precondition to exemption from, or reduction in the rate of deduction or withholding of, Taxes imposed by the Relevant Taxing Jurisdiction (including, without limitation, a certification that the Holder or beneficial owner is not resident in the Relevant Taxing Jurisdiction);

(iii) any estate, inheritance, gift, sales, transfer, personal property or similar taxes;

(iv) any Tax which is payable otherwise than by deduction or withholding from payments made under or with respect to the Notes;

(v) any Tax that is imposed or levied by reason of the presentation (where presentation is required in order to receive payment) of such Notes for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever is later, except to the extent that the beneficial owner or Holder thereof would have been entitled to Additional Amounts had the Notes been presented for payment on any date during such 30 day period;

(vi) any Tax imposed on or with respect to any payment by the Issuer to the Holder if such Holder is a fiduciary or partnership or person other than the sole beneficial owner of such payment to the extent that Taxes would not have been imposed on such payment had such Holder been the sole beneficial owner of such Note;

(vii) any Tax that is imposed on or with respect to a payment made to a Holder or beneficial owner who would have been able to avoid such withholding or deduction by presenting the relevant Notes to another paying agent in a member state of the European Union;

(viii) any withholding or deduction in respect of any Taxes where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other directive implementing the conclusions of the ECOFIN Council meeting of November 26–27, 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such directive; or

(ix) any combination of the above.

(c) The Issuer will (i) make such withholding or deduction as is required by applicable law and (ii) remit the full amount deducted or withheld to the relevant taxing authority in the Relevant Taxing Jurisdiction in accordance with applicable law.

(d) At least 30 calendar days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Issuer will be obligated to pay Additional Amounts with respect to such payment (unless such obligation to pay Additional Amounts arises after the 30th day prior to the date on which payment under or with respect to the Notes is due and payable, in which case it will be promptly thereafter), the Issuer will deliver to the Trustee an Officers’ Certificate stating that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the payment date. The Issuer will promptly publish a notice in accordance with Section 12.02 stating that such Additional Amounts will be payable and describing the obligation to pay such amounts.

(e) Upon request, the Issuer shall furnish to the Trustee or the Holder certified copies of tax receipts evidencing the payment of any Taxes by the Issuer in such form as provided in the normal course by the taxing authority imposing such Taxes and as is reasonably available to the Issuer. If notwithstanding the efforts of the Issuer to obtain such receipts, the same are not obtainable, the Issuer will provide the Trustee or such Holder other evidence satisfactory to the Trustee or the Holder of such payments by the Issuer.

(f) In addition, the Issuer shall pay any present or future stamp, issue, registration, court, documentation, excise or property taxes or other similar taxes, charges and duties, including interest and penalties with respect thereto, imposed by any Relevant Taxing Jurisdiction in respect of the execution, issue, delivery or registration of the Notes or any other document or instrument referred to thereunder (other than in respect of the execution, issue, delivery or registration of Notes pursuant to Section 2.06, 2.07 or 2.11(a)(iv)) and any such taxes, charges or duties imposed by any jurisdiction as a result of, or in connection with, the enforcement of the Notes and/or any other such document or instrument following the occurrence of any Event of Default with respect to the Notes, and the Issuer shall agree to indemnify the Holders for any such taxes paid by such Holders.

(g) The obligations described under this Section 4.03 will apply mutatis mutandis to any jurisdiction in which any Surviving Entity or successor person to the Issuer is incorporated, organized, engaged in business or otherwise resident for tax purposes, or any political subdivision or taxing authority thereof or therein. Whenever this Indenture refers to, in any context, the payment of principal, premium, if any, interest or any other amount payable under or with respect to any Note, such reference includes the payment of Additional Amounts, if applicable.

ARTICLE FIVE

CONSOLIDATION, MERGER OR SALE OF ASSETS

SECTION 5.01. [Reserved].

ARTICLE SIX

DEFAULTS AND REMEDIES

SECTION 6.01. Events of Default. (a) Each of the following will be an “Event of Default” under this Indenture:

(i) default for 30 days or more in the payment when due of any interest or any Additional Amounts on any Note;

(ii) default in the payment of the principal of or premium, if any, on any Note at its Maturity (upon acceleration, optional or mandatory redemption, if any, required repurchase or otherwise);

(iii) [Reserved];

(iv) [Reserved];

(v) [Reserved];

(vi) the entry of a decree or order by a court having jurisdiction in the premises adjudging the Issuer or any Significant Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Issuer or any Significant Subsidiary under any applicable law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Issuer or any Significant Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days;

(vii) the institution by the Issuer or any Significant Subsidiary of proceedings to be adjudicated a bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Issuer or any significant Subsidiary or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due;

(b) If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee will mail to each Holder of the Notes notice of the Default or Event of Default within 30 Business Days after its occurrence. Except in the case of a Default or an Event of Default in payment of principal of, premium, if any, Additional Amounts or interest on any Notes, the Trustee may withhold the notice to the Holders of such Notes if a committee of its trust officers in good faith determines that withholding the notice is in the interests of the Holders of the Notes.

SECTION 6.02. Acceleration. (a) If an Event of Default (other than as specified in Section 6.01(a)(vi) or Section 6.01(a)(vii) occurs and is continuing, the Trustee or the Holders of not less than 50% in aggregate principal amount of the Notes then outstanding by written notice to the Issuer (and to the Trustee if such notice is given by the

Holders) may, and the Trustee, upon the written request of such Holders, shall, declare the principal of, premium, if any, and any Additional Amounts and accrued interest on all of the outstanding Notes immediately due and payable, and upon any such declaration all such amounts payable in respect of the Notes will become immediately due and payable.

(b) If an Event of Default specified in Section 6.01(a)(vi) or Section 6.01(a)(vii) occurs and is continuing, then the principal of, premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of Notes.

(c) At any time after a declaration of acceleration under this Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Issuer and the Trustee, may rescind such declaration and its consequences if:

(i) the Issuer has paid or deposited with the Trustee a sum sufficient to pay:

(A) all overdue interest and Additional Amounts on all Notes then outstanding;

(B) all unpaid principal of and premium, if any, on any outstanding Note that has become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes;

(C) to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal at the rate borne by the Notes; and

(D) all sums paid or advanced by the Trustee under this Indenture and compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

(ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and

(iii) all Events of Default, other than the non-payment of amounts of principal of, premium, if any, and any Additional Amounts and interest on the Notes that has become due solely by such declaration of acceleration, have been cured or waived.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

SECTION 6.03. Other Remedies. If an Event of Default occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

All rights of action and claims under this Indenture or the Notes may be prosecuted and enforced by the Trustee without the possession of any of the Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name and as Trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the rateable benefit of the Holders in respect of which such judgment has been recovered.

SECTION 6.04. Waiver of Past Defaults. The Holders of not less than a majority in aggregate principal amount of the outstanding Notes may, on behalf of the Holders of all the Notes, waive any existing Default or Event of Default under this Indenture, except a default in the payment of the principal of, premium, if any, and Additional Amounts or interest on any Note.

SECTION 6.05. Control by Majority. The Holders of not less than a majority in aggregate principal amount of the Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee under this Indenture; provided, that:

(a) the Trustee may refuse to follow any direction that conflicts with law, this Indenture or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders not joining in the giving of such direction;

(b) the Trustee may refuse to follow any direction that the Trustee determines is unduly prejudicial to the rights of other Holders or would involve the Trustee in personal liability; and

(c) the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction.

SECTION 6.06. Limitation on Suits. No Holder of any of the Notes has any right to institute any proceedings with respect to this Indenture or any remedy thereunder, unless the Holders of at least 25% in aggregate principal amount of the outstanding Notes have made a written request, and offered indemnity or security satisfactory to the Trustee, to the Trustee to institute such proceeding as Trustee under the Notes and this Indenture, the Trustee has failed to institute such proceeding within 30 Business Days after receipt of such notice and the Trustee within such 30-Business Day period has not received directions inconsistent with such written request by Holders of a majority in aggregate principal amount of the outstanding Notes. Such limitations do not, however, apply to a suit instituted by a Holder of a Note for the enforcement of the payment of the principal of, premium, if any, and Additional Amounts or interest on such Note on or after the respective due dates expressed in such Note.

SECTION 6.07. Collection Suit by Trustee. The Issuer covenants that if default is made in the payment of:

(a) any installment of interest on any Note when such interest becomes due and payable and such default continues for a period of 30 days, or

(b) the principal of (or premium, if any, on) any Note at the Maturity thereof,

the Issuer shall, upon demand of the Trustee, pay to the Trustee for the benefit of the Holders of such Notes, the whole amount then due and payable on such Notes for principal (and premium, if any), Additional Amounts, if any and interest, and interest on any overdue principal (and premium, if any) and Additional Amounts, if any and, to the extent that payment of such interest shall be legally enforceable, upon any overdue installment of interest, at the rate borne by the Notes, and, in addition thereto, such further amount as shall be sufficient to cover the amounts provided for in Section 7.06 and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

(c) If the Issuer fails to pay such amounts forthwith upon such demand, the Trustee, in its own name as Trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Issuer or any other obligor upon the Notes and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Issuer or any other obligor upon the Notes, wherever situated.

SECTION 6.08. Trustee May File Proofs of Claim. The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.06) and the Holders allowed in any judicial proceedings relative to the Issuer, its creditors or its property and, unless prohibited by law or applicable regulations, may vote on behalf of the Holders at their direction in any election of a trustee in bankruptcy or other Person performing similar functions and shall be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims; and any custodian in any such judicial proceeding is hereby authorized by each Holder to make payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and its counsel, and any other amounts due the Trustee under Section 7.06.

Nothing herein contained shall be deemed to empower the Trustee to authorize or consent to, or accept or adopt on behalf of any Holder, any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

SECTION 6.09. Application of Money Collected. If the Trustee collects any money or property pursuant to this Article Six, it shall pay out the money or property in the following order:

FIRST:	to the Trustee for amounts due under Section 7.06, including payment of all properly incurred compensation, expense and liabilities incurred and all advances made, by the Trustee and the costs and expenses of collection;

SECOND:	to Holders for amounts due and unpaid on the Notes for principal of, if any, premium, if any, interest, if any, and Additional Amounts, if any, rateably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, if any, premium, if any, interest, if any, and Additional Amounts, if any, respectively; and

THIRD:	to the Issuer or any other obligors on the Notes, as their interests may appear, or as a court of competent jurisdiction may direct.

The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Article Six. At least 15 days before such record date, the Issuer shall mail to each Holder and the Trustee a notice that states the record date, the payment date and amount to be paid.

SECTION 6.10. Undertaking for Costs. A court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in the suit of an undertaking to pay the costs of such suit, and such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.10 does not apply to a suit by the Trustee, a suit by Holders of more than 10% in aggregate principal amount of the outstanding Notes or to any suit by any Holder pursuant to Section 6.06.

SECTION 6.11. Restoration of Rights and Remedies. If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Issuer, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

SECTION 6.12. Rights and Remedies Cumulative. Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in Section 2.07, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

SECTION 6.13. Delay or Omission not Waiver. No delay or omission of the Trustee or of any Holder of any Note to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or acquiescence therein. Every right and remedy given by this Article Six or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

SECTION 6.14. Record Date. The Issuer may set a record date for purposes of determining the identity of Holders entitled to vote or to consent to any action by vote or consent authorized or permitted by Sections 6.04, 6.05 and 11.04. Unless this Indenture provides otherwise, such record date shall be the later of 30 days prior to the first solicitation of such consent or the date of the most recent list of Holders furnished to the Trustee pursuant to Section 2.05 prior to such solicitation.

SECTION 6.15. Waiver of Stay or Extension Laws. The Issuer covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Issuer (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it shall not hinder, delay or impede the execution of any power herein granted to the Trustee but shall suffer and permit the execution of every such power as though no such law had been enacted.

ARTICLE SEVEN

TRUSTEE

SECTION 7.01. Duties of Trustee. (a) If an Event of Default has occurred and is continuing of which a Trust Officer of the Trustee has actual knowledge, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b) Except during the continuance of an Event of Default of which a Trust Officer of the Trustee has actual knowledge: (i) the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and (ii) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. In the case of any such certificates or opinions which by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall examine same to determine whether they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(c) The Trustee shall not be relieved from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

(i) this Section 7.01(c) does not limit the effect of Section 7.01(b);

(ii) the Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

(iii) the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.02 or 6.05.

(d) whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to the provisions of this Section 7.01.

(e) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuer. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(f) No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers, if it shall have reasonable grounds to believe that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

SECTION 7.02. Certain Rights of Trustee. (a) Subject to Section 7.01:

(i) the Trustee may rely, and shall be protected in acting or refraining from acting, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper person;

(ii) before the Trustee acts or refrains from acting, it may require an Officer’s Certificate or an Opinion of Counsel, which shall conform to Section 12.05. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion;

(iii) the Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any attorney or agent appointed with due care by it hereunder;

(iv) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee security or indemnity satisfactory to it against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction;

(v) the Trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers, provided that the Trustee’s conduct does not constitute gross negligence or bad faith;

(vi) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officer’s Certificate;

(vii) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Issuer personally or by agent or attorney and to consult with the officers and representatives of the Issuer;

(viii) the Trustee shall not be required to give any bond or surety with respect to the performance of its duties or the exercise of its powers under this Indenture;

(ix) the Trustee will have no duty to inquire as to the Issuer’s performance of the covenants in Article Four. In addition, the Trustee will not be deemed to have any knowledge of any Default or Event of Default or other identity of a Restricted Subsidiary or Unrestricted Subsidiary unless a Responsible Officer of the Trustee has received written notification or obtained actual knowledge.

(x) in the event the Trustee receives inconsistent or conflicting requests and indemnity from two or more groups of Holders, each representing less than a majority in aggregate principal amount of the Notes then outstanding, pursuant to the provisions of this Indenture, the Trustee, in its sole discretion, may determine what action, if any, will be taken;

(xi) the permissive right of the Trustee to take the actions permitted by this Indenture will not be construed as an obligation or duty to do so;

(xii) the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its rights to be indemnified, are extended to, and will be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder; and

(xiii) the Trustee may consult with counsel and the advice of such counsel or any Opinion of Counsel will, subject to Section 7.01(c), be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(b) The Trustee may request that the Issuer deliver an Officer’s Certificate setting forth the names of the individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer’s Certificate may be signed by any person authorized to sign an Officer’s Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

(c) In no circumstances shall the Trustee be liable for any indirect, special, punitive or consequential losses or damage of any kind whatsoever, including, but not limited to, lost profits, even if the Trustee has been advised of the likelihood of such loss of damage and regardless of the form of action.

SECTION 7.03. Individual Rights of Trustee. The Trustee, any Paying Agent, any Registrar or any other agent of the Issuer or of the Trustee, in its individual or any other capacity, may become the owner or pledgee of Notes and, subject to TIA Sections 310(b) and 311, may otherwise deal with the Issuer with the same rights it would have if it were not Trustee, Paying Agent, Registrar or such other agent.

SECTION 7.04. Trustee’s Disclaimer. The recitals contained herein and in the Notes, except for the Trustee’s certificates of authentication, shall be taken as the statements of the Issuer, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Notes, except that the Trustee represents that it is duly authorized to execute and deliver this Indenture, authenticate the Notes and perform its obligations hereunder. The Trustee shall not be accountable for the use or application by the Issuer of Notes or the proceeds thereof or the use or application of any money received by any Paying Agent other than the Trustee.

SECTION 7.05. Reports by Trustee to Holders. Within 60 days after March 31 of each year commencing with March 31, 2007, the Trustee shall transmit to the Holders, in the manner and to the extent provided in TIA Section 313(c), a brief report dated as of such March 31, if required by TIA Section 313(a). The Trustee also shall comply with TIA Sections 313(b) and (c).

The Issuer shall promptly notify the Trustee whenever the Notes become listed on any securities exchange and of any delisting thereof and the Trustee shall comply with TIA Section 313(d).

SECTION 7.06. Compensation and Indemnity. The Issuer shall pay to the Trustee such compensation as shall be agreed in writing for its services hereunder. The Trustee’s compensation shall not be limited by any law on compensation of a Trustee of an express trust. The Issuer shall reimburse the Trustee promptly upon request for all properly incurred out-of-pocket expenses incurred or made by it, including costs of collection, in addition to the compensation for its services. Such expenses shall include the compensation, disbursements, advances and out-of-pocket expenses of the Trustee’s agents and counsel.

The Issuer shall indemnify the Trustee and its officers, directors, agents, employees and affiliates against any and all loss, liability or expense (including attorneys’ fees and expenses) incurred by it without willful misconduct, gross negligence or bad faith on its part arising out of or in connection with the administration of this trust and the performance of its duties hereunder (including the costs and expenses of enforcing this Indenture against the Issuer (including this Section 7.06) and defending itself against any claim, whether asserted by the Issuer, any Holder or any other Person or liability in connection with the execution and performance of any of its powers and duties hereunder). The indemnified party shall notify the Issuer promptly of any claim for which it may seek indemnity. Failure by the indemnified party to so notify the Issuer shall not relieve the Issuer of its obligations hereunder. The Issuer shall, at the Trustee’s sole discretion, defend the claim and the Trustee shall reasonably cooperate and may participate at the Issuer’s expense in such defense. Alternatively, the Trustee may, at its option, have separate counsel of its own choosing and the Issuer shall pay the fees and expenses of such counsel if the Issuer shall not have employed counsel reasonably satisfactory to the Trustee or if the Issuer otherwise agrees to pay the cost of such separate counsel. The Issuer need not pay for any settlement made without its consent, which consent may not be unreasonably withheld. The Issuer shall not reimburse any expense or indemnify against any loss, liability or expense incurred by such party through such party’s own willful misconduct, gross negligence or bad faith. Any settlement of a claim shall be approved in writing by the Trustee.

When the Trustee incurs any additional expenses or expenses relating to exceptional duties after the occurrence of a Default specified in Section 6.01(a)(vi) or (vii) with respect to the Issuer or any Restricted Subsidiary, the expenses (including the fees and expenses of its agents and counsel) and the compensation for its services shall be preferred over the status of the Holders in any proceeding under any Bankruptcy Law and are intended to constitute expenses of administration under any Bankruptcy Law.

To secure the Issuer’s payment obligations in this Section 7.06, the Trustee shall have a lien prior to the Notes on all money or property held or collected by the Trustee, in its capacity as Trustee, except money or property held in trust to pay principal of, premium, if any, and interest on particular Notes. Such lien shall survive the satisfaction and discharge of this Indenture.

The Issuer’s obligations under this Section 7.06 and any claim or lien arising hereunder shall survive the resignation or removal of any Trustee, the satisfaction and discharge of the Issuer’s obligations pursuant to Article Eight and any rejection or termination under any Bankruptcy Law, and the termination of this Indenture.

SECTION 7.07. Replacement of Trustee. A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee’s acceptance of appointment as provided in this Section 7.07.

The Trustee may resign at any time by so notifying the Issuer. The Holders of a majority in outstanding principal amount of the outstanding Notes may remove the Trustee by so notifying the Trustee and the Issuer. The Issuer shall remove the Trustee if:

(a) the Trustee fails to comply with Section 7.09;

(b) the Trustee is adjudged bankrupt or insolvent;

(c) a receiver or other public officer takes charge of the Trustee or its property; or

(d) the Trustee otherwise becomes incapable of acting.

If the Trustee resigns or is removed, or if a vacancy exists in the office of Trustee for any reason, the Issuer shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Issuer. If the successor Trustee does not deliver its written acceptance required by the next succeeding paragraph of this Section 7.07 within 30 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Issuer or the Holders of a majority in principal amount of the outstanding Notes may, at the expense of the Issuer, petition any court of competent jurisdiction for the appointment of a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to Holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, provided that all sums owing to the Trustee hereunder have been paid and subject to the lien provided for in Section 7.06.

If a successor Trustee is not appointed or is appointed but does not take office within 30 days after the retiring Trustee resigns or is removed, the retiring Trustee may appoint a successor Trustee.

If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Issuer or the Holders of at least 25% in outstanding principal amount of the Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee at the expense of the Issuer.

If the Trustee fails to comply with Section 7.09, any Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

Notwithstanding the replacement of the Trustee pursuant to this Section 7.07, the Issuer’s obligations under Section 7.06 shall continue for the benefit of the retiring Trustee.

For the avoidance of doubt, the rights, privileges, protections, immunities and benefits given to the Trustee in this Section 7.07, including its right to be indemnified, are extended to, and shall be enforceable by each Paying Agent, Registrar, Calculation Agent, Security Trustee or Transfer Agent employed to act hereunder or any agent of the Trustee, Registrar, Paying Agent, Calculation Agent, Security Trustee or Transfer Agent.

SECTION 7.08. Successor Trustee by Merger. Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article Seven, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Notes shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Notes so authenticated with the same effect as if such successor Trustee had itself authenticated such Notes. In case at that time any of the Notes shall not have been authenticated, any successor Trustee may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor Trustee. In all such cases such certificates shall have the full force and effect which this Indenture provides for the certificate of authentication of the Trustee shall have; provided, however, that the right to adopt the certificate of authentication of any predecessor Trustee or to authenticate Notes in the name of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.

SECTION 7.09. Eligibility: Disqualification. The Trustee shall have a combined capital and surplus of at least €50,000,000 as set forth in its most recent published annual report of condition. No obligor upon the Notes or Person directly controlling, controlled by, or under common control with such obligor shall serve as Trustee upon the Notes. The Trustee shall comply with TIA Section 310(b); provided, however, that there shall be excluded from the operation of TIA Section 310(b)(1) any indenture or indentures under which other securities or certificates of interest or participation in other notes of the Issuer are outstanding if the requirements for such exclusion set forth in TIA Section 310(b)(1) are met.

SECTION 7.10. Preferential Collection of Claims Against Issuer. The Trustee shall comply with TIA Section 311(a), excluding any creditor relationship listed in TIA Section 311(b). A Trustee who has resigned or been removed shall be subject to TIA Section 311(a) to the extent indicated therein.

SECTION 7.11. Appointment of Co-Trustee. (a) It is the purpose of this Indenture that there shall be no violation of any law of any jurisdiction denying or restricting the right of banking corporations or associations to transact business as Trustee in such jurisdiction. It is recognized that in case of litigation under this Indenture, and in particular in case of the enforcement thereof on default, or in the case the Trustee deems that by reason of any present or future law of any jurisdiction it may not exercise any of the powers, rights or remedies herein granted to the Trustee or hold title to the properties, in trust, as herein granted or take any action which may be desirable or necessary in connection therewith, it may be necessary that the Trustee appoint an individual or institution as a separate or co-Trustee. The following provisions of this Section 7.11 are adopted to these ends.

(b) In the event that the Trustee appoints an additional individual or institution as a separate or co-Trustee, each and every remedy, power, right, claim, demand, cause of action, immunity, estate, title, interest and lien expressed or intended by this Indenture to be exercised by or vested in or conveyed to the Trustee with respect thereto shall be exercisable by and vest in such separate or co-Trustee but only to the extent necessary to enable such separate or co-Trustee to exercise such powers, rights and remedies, and only to the extent that the Trustee by the laws of any jurisdiction is incapable of exercising such powers, rights and remedies, and every covenant and obligation necessary to the exercise thereof by such separate or co-Trustee shall run to and be enforceable by either of them.

(c) Should any instrument in writing from the Issuer be required by the separate or co-Trustee so appointed by the Trustee for more fully and certainly vesting in and confirming to him or it such properties, rights, powers, trusts, duties and obligations, any and all such instruments in writing shall, on request, be executed, acknowledged and delivered by the Issuer; provided, however, that if an Event of Default shall have occurred and be continuing, if the Issuer does not execute any such instrument within 15 days after request therefor, the Trustee shall be empowered as an attorney-in-fact for the Issuer to execute any such instrument in the Issuer’s name and stead. In case any separate or co-Trustee or a successor to either shall die, become incapable of acting, resign or be removed, all the estates, properties, rights, powers, trusts, duties and obligations of such separate or co-Trustee, so far as permitted by law, shall vest in and be exercised by the Trustee until the appointment of a new Trustee or successor to such separate or co-Trustee.

(d) Each separate Trustee and co-Trustee shall, to the extent permitted by law, be appointed and act subject to the following provisions and conditions:

(i) all rights and powers, conferred or imposed upon the Trustee shall be conferred or imposed upon and may be exercised or performed by such separate Trustee or co-Trustee; and

(ii) no Trustee hereunder shall be personally liable by reason of any act or omission of any other Trustee hereunder.

(e) Any notice, request or other writing given to the Trustee shall be deemed to have been given to each of the then separate Trustees and co-Trustees, as effectively as if given to each of them. Every instrument appointing any separate Trustee or co-Trustee shall refer to this Indenture and the conditions of this Article Seven.

(f) Any separate Trustee or co-Trustee may at any time appoint the Trustee as its agent or attorney-in-fact with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect of this Indenture on its behalf and in its name. If any separate Trustee or co-Trustee shall die, become incapable of acting, resign or be removed, all of its estates, properties, rights, remedies and trusts shall vest in and be exercised by the Trustee, to the extent permitted by law, without the appointment of a new or successor Trustee.

ARTICLE EIGHT

DEFEASANCE; SATISFACTION AND DISCHARGE

SECTION 8.01. Issuer’s Option to Effect Defeasance. The Issuer may, at its option by a resolution of its board of directors, at any time, with respect to the Notes, elect to have Section 8.02 applied to all outstanding Notes upon compliance with the conditions set forth below in this Article Eight.

SECTION 8.02. Defeasance and Discharge. Upon the Issuer’s exercise under Section 8.01 of the option applicable to this Section 8.02, the Issuer shall be deemed to have been discharged from its obligations with respect to the Notes on the date the conditions set forth in Section 8.04 are satisfied (hereinafter, “Legal Defeasance”). Legal defeasance means that the Issuer shall be deemed to have paid and discharged the entire Debt represented by the outstanding Notes except as to: (a) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (b) the Issuer’s obligations to issue temporary Notes, register the transfer or exchange of any Notes, replace mutilated, destroyed, lost or stolen Notes, maintain an office or agency for payments in respect of the Notes and segregate and hold such payments in trust, (c) the rights, powers, trusts, duties and immunities of the Trustee and the obligations of the Issuer in connection therewith, and (d) the legal defeasance provisions of this Indenture. If the Issuer exercises its Legal Defeasance option, payment of the Notes may not be accelerated because of an Event of Default.

SECTION 8.03. [Reserved].

SECTION 8.04. Conditions to Defeasance. In order to exercise Legal Defeasance:

(a) the Issuer must irrevocably deposit or cause to be deposited in trust with the Trustee, for the benefit of the Holders of the Notes, cash in euro, European Government Obligations, or a combination thereof (if applicable, in combination with Qualified Interest Rate Agreements) that through the payment of interest and principal (in respect of such money or European Government Obligations) or other amounts (in respect of such Qualified Interest Rate Agreements) will provide funds (net of any amounts payable by the trust pursuant to any such Qualified Interest Rate Agreements) as will be sufficient, in the opinion of an internationally recognized firm of independent public accountants, to pay and discharge the principal of, premium, if any, and interest, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Issuer must (i) specify whether the Notes are being defeased to maturity or to a particular redemption date; and (ii) if applicable, have delivered to the Trustee an irrevocable notice to redeem all of the outstanding Notes of such principal, premium, if any, or interest;

(b) in the case of Legal Defeasance, the Issuer must have delivered to the Trustee an Opinion of Counsel acceptable to the Trustee stating that (i) the Issuer has received from, or there has been published by, the U.S. Internal Revenue Service a ruling, or (ii) since the date hereof, there has been a change in applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c) in the case of Legal Defeasance, the Issuer must have delivered to the Trustee an Opinion of Counsel acceptable to the Trustee to the effect that the Holders of the outstanding Notes will not recognize income, gain or loss for tax purposes in the Netherlands Antilles as a result of such Legal Defeasance and will be subject to tax in the Netherlands Antilles on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(d) no Default or Event of Default will have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(e) such Legal Defeasance shall not cause the Trustee for the Notes to have a conflicting interest as defined in this Indenture and for purposes of the Trust Indenture Act with respect to any of the Issuer’s securities;

(f) such Legal Defeasance will not result in a breach or violation of, or constitute a default under (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit), this Indenture or any material agreement or instrument to which the Issuer or any Restricted Subsidiary is a party or by which the Issuer or any Restricted Subsidiary is bound;

(g) such Legal Defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the US Investment Company Act of 1940 unless such trust shall be registered under such Act or exempt from registration thereunder;

(h) the Issuer must have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of preferring the Holders of the Notes over the other creditors of the Issuer with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or others, or removing assets beyond the reach of the relevant creditors or increasing debts of the Issuer to the detriment of the relevant creditors; and

(i) the Issuer must have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel acceptable to the Trustee, each stating that all conditions precedent provided for relating to the Legal Defeasance have been complied with.

SECTION 8.05. Satisfaction and Discharge of Indenture. This Indenture shall be discharged and shall cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes as expressly provided for in this Indenture) and all Liens securing the Notes will be released when:

(a) the Issuer has irrevocably deposited or caused to be deposited with the Trustee as funds in trust for such purpose an amount in euro and/or European Government Obligations (if applicable, in combination with Qualified Interest Rate Agreements) that through the payment of interest and principal (in respect of such cash or European Government Obligations) or other amounts (in respect of such Qualified Interest Rate Agreements will provide funds (net of any amounts payable by the trust pursuant to any such Qualified Interest Rate Agreements) as will be sufficient to pay and discharge the entire Debt on such Notes that have not, prior to such time, been delivered to the Trustee for cancellation, for principal of, premium, if any, and any Additional Amounts and accrued and unpaid interest, if any, on the Notes to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or redemption date, as the case may be and the Issuer has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of Notes at Maturity or on the redemption date, as the case may be and either:

(i) all the Notes that have been authenticated and delivered (other than destroyed, lost or stolen Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust as provided for in this Indenture) have been delivered to the Trustee for cancellation; or

(ii) all Notes that have not been delivered to the Trustee for cancellation (I) have become due and payable (by reason of the mailing of a notice of redemption or otherwise), (II) shall become due and payable at Stated Maturity within one year or (III) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the Issuer’s name and at the Issuer’s expense; and

(b) the Issuer has paid or caused to be paid all sums payable by the Issuer under this Indenture; and

(c) the Issuer has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel acceptable to the Trustee, each stating that:

(i) all conditions precedent provided in this Indenture relating to the satisfaction and discharge of this Indenture have been satisfied; and

(ii) such satisfaction and discharge shall not result in a breach or violation of, or constitute a default under, this Indenture or any other agreement or instrument to which the Issuer or any Subsidiary is a party or by which the Issuer or any Subsidiary is bound.

SECTION 8.06. Survival of Certain Obligations. Notwithstanding Section 8.01, any obligations of the Issuer in Sections 2.02 through 2.14, 7.06, 7.07, and 8.09 through 8.11 shall survive until the Notes have been paid in full. Thereafter, any obligations of the Issuer in Sections 7.06, 8.10 and 8.11 shall survive such satisfaction and discharge. Nothing contained in this Article Eight shall abrogate any of the obligations or duties of the Trustee under this Indenture.

SECTION 8.07. Acknowledgment of Discharge by Trustee. Subject to Section 8.09, after the conditions of Section 8.02 have been satisfied, the Trustee upon written request shall acknowledge in writing the discharge of all of the Issuer’s obligations under this Indenture except for those surviving obligations specified in this Article Eight.

SECTION 8.08. Application of Trust Money. Subject to Section 8.09, the Trustee shall hold in trust cash in euro or European Government Obligations deposited with it pursuant to this Article Eight. It shall apply the deposited cash, European Government Obligations or proceeds from the relevant Qualified Interest Rate Agreements, as the case may be, through the Paying Agent and in accordance with this Indenture to the payment of principal of, premium, if any, interest, and Additional Amounts, if any, on the Notes; but such money need not be segregated from other funds except to the extent required by law.

SECTION 8.09. Repayment to Issuer. Subject to Sections 7.06, and 8.01, 8.02 and 8.04, the Trustee and the Paying Agent shall promptly pay to the Issuer upon request set forth in an Officer’s Certificate any excess money held by them at any time and thereupon shall be relieved from all liability with respect to such money. The Trustee and the Paying Agent shall pay to the Issuer upon request any money held by them for the payment of principal, premium, if any, interest or Additional Amounts, if any, that remains unclaimed for two years; provided that the Trustee or Paying Agent before being required to make any payment may cause to be made available to the newswire service of Bloomberg or, if Bloomberg does not then operate, any similar agency and, if and so long as the Notes are listed on the Luxembourg Stock Exchange and the rules and regulations of such exchange so require, published in the d’Wort or another newspaper having a general circulation in Luxembourg or mail to each Holder entitled to such money at such Holder’s address (as set forth in the Security Register) notice that such money remains unclaimed and that after a date specified therein (which shall be at least 30 days from the date of such publication or mailing) any unclaimed balance of such money then remaining shall be repaid to the Issuer. After payment to the Issuer, Holders entitled to such money must look to the Issuer for payment as general creditors unless an applicable law designates another Person, and all liability of the Trustee and such Paying Agent with respect to such money shall cease.

SECTION 8.10. Indemnity for Government Securities. The Issuer shall pay and shall indemnify the Trustee against any tax, fee or other charge imposed on or assessed against deposited European Government Obligations or the principal, premium, if any, interest, if any, and Additional Amounts, if any, received on such European Government Obligations.

SECTION 8.11. Reinstatement. If the Trustee or Paying Agent is unable to apply cash in euro or European Government Obligations in accordance with this Article Eight by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer’s obligations under this Indenture and the Notes, including the first priority Lien over the Collateral, shall be revived and reinstated as though no deposit had occurred pursuant to this Article Eight until such time as the Trustee or any such Paying Agent is permitted to apply all such cash or European Government Securities in accordance with this Article Eight; provided, however, that, if the Issuer has made any payment of principal of, premium, if any, interest, if any, and Additional Amounts, if any, on any Notes because of the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the cash in euro or euro Government Obligations held by the Trustee or Paying Agent.

ARTICLE NINE

AMENDMENTS AND WAIVERS

SECTION 9.01. Without Consent of Holders. The Issuer and the Trustee may modify, amend or supplement this Indenture without the consent of any Holder of the Notes:

(a) to evidence the succession of another Person to the Issuer and the assumption by any such successor of the covenants in this Indenture and in the Notes;

(b) to add to the Issuer’s covenants or any other obligor upon the Notes for the benefit of the Holders of the Notes or to surrender any right or power conferred upon the Issuer or any other obligor upon the Notes, as applicable, in this Indenture or in the Notes;

(c) to cure any ambiguity, or to correct or supplement any provision in this Indenture or the Notes that may be defective or inconsistent with any other provision in this Indenture, the Notes or make any other provisions with respect to matters or questions arising under this Indenture or the Notes; provided that, in each case, such provisions shall in the opinion of the Trustee not adversely affect the interests of the Holders of the Notes;

(d) to add a guarantor under the Indenture;

(e) to evidence and provide the acceptance of the appointment of a successor Trustee under the Indenture;

(f) to mortgage, pledge, hypothecate or grant a security interest in favor of the Trustee for the benefit of the Holders of the Notes as additional security for the payment and performance of the Issuer’s obligations under the Indenture, in any property, or assets, including any of which are required to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted to the Trustee pursuant to this Indenture or otherwise; or

(g) to provide for the issuance of Additional Notes in accordance with and if permitted by the terms of and limitations set forth herein.

SECTION 9.02. With Consent of Holders. (a) Except as provided in Section 9.02(b) below and Section 6.04 and without prejudice to Section 9.01, the Issuer and the Trustee may:

(i) modify, amend or supplement this Indenture or the Notes, or

(ii) waive compliance by the Issuer with any provision of this Indenture or the Notes,

with the written consent of the Holders of not less than a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or in exchange for the Notes).

(b) Notwithstanding the foregoing clause (a) of this Section 9.02, no amendment, modification, supplement or waiver, including a waiver pursuant to Section 6.04 and an amendment, modification or supplement pursuant to Section 9.01, may, without the consent of the Holders of at least 90% of the Notes affected thereby:

(i) change the Stated Maturity of the principal of, or any installment of or Additional Amounts or interest on, any Note;

(ii) reduce the principal amount of any Note (or Additional Amounts or premium, if any) or the rate of or change the time for payment of interest on any Note;

(iii) change the coin or currency in which the principal of any note or any premium or any Additional Amounts or the interest thereon is payable;

(iv) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date;

(v) [Reserved];

(vi) reduce the principal amount of Notes whose Holders must consent to any amendment, supplement or waiver of provisions of this Indenture;

(vii) modify any of the provisions relating to supplemental indentures requiring the consent of Holders of the Notes or relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of outstanding Notes required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each Note affected thereby;

(viii) make any change to any provisions of the Indenture affecting the ranking of the Notes, in each case in a manner that adversely affects the rights of the Holders of the Notes; or

(ix) make any change in the provisions of the Indenture described under Section 4.03 hereof that adversely affects the rights of any Holder of the Notes or amend the terms of the Notes or the Indenture in a way that would result in a loss of an exemption from any of the Taxes described thereunder or an exemption from any obligation to withhold or deduct Taxes so described thereunder unless the Issuer agrees to pay Additional Amounts (if any) in respect thereof in the supplemental indenture.

The consent of the Holders is not necessary to approve the particular form of any proposed amendment, modification, supplement or waiver. It is sufficient if such consent approves the substance of the proposed amendment, modification, supplement or waiver.

SECTION 9.03. Revocation and Effect of Consents and Waivers. (a) A written consent to an amendment or a waiver by a Holder shall bind the Holder and every subsequent Holder of that Note or portion of the Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent or waiver is not made on the Note. However, any such Holder or subsequent Holder may revoke the written consent or waiver as to such Holder’s Note or portion of the Note if the Trustee receives the notice of revocation before the date on which the Trustee receives an Officer’s Certificate from the Issuer certifying that the requisite number of consents have been received. After an amendment or waiver becomes effective, it shall bind every Holder. An amendment or waiver becomes effective upon the (i) receipt by the Issuer or the Trustee of the requisite number of consents,

(ii) satisfaction of conditions to effectiveness as set forth in this Indenture and any indenture supplemental hereto containing such amendment or waiver and (iii) execution of such amendment or waiver (or supplemental indenture) by the Issuer and the Trustee.

(b) The Issuer may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to give their written consent or take any other action described above or required or permitted to be taken pursuant to this Indenture. If a record date is fixed, then notwithstanding Section 9.03(a), those Persons who were Holders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to give such consent or to revoke any consent previously given or to take any such action, whether or not such Persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 120 days after such record date.

SECTION 9.04. Effect of Supplemental Indentures. Upon the execution of any supplemental indenture under this Article Nine, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

SECTION 9.05. Notation on or Exchange of Notes. If an amendment, modification or supplement changes the terms of a Note, the Issuer or Trustee may require the Holder to deliver it to the Trustee. The Trustee may place an appropriate notation on the Note and on any Note subsequently authenticated regarding the changed terms and return it to the Holder. Alternatively, if the Issuer so determines, the Issuer in exchange for the Note shall issue and the Trustee shall authenticate a new Note that reflects the changed terms. Failure to make the appropriate notation or to issue a new Note shall not affect the validity of such amendment, modification or supplement.

SECTION 9.06. [Reserved]

SECTION 9.07. Notice of Amendment or Waiver. Promptly after the execution by the Issuer and the Trustee of any supplemental indenture or waiver pursuant to the provisions of Section 9.02, the Issuer shall give notice thereof to the Luxembourg Stock Exchange and the Holders of each outstanding Note affected, in the manner provided for in Section 12.02(c), setting forth in general terms the substance of such supplemental indenture or waiver.

SECTION 9.08. Trustee to Sign Amendments, Etc. The Trustee may execute any amendment, supplement or waiver authorized pursuant, and adopted in accordance with, this Article Nine; provided that the Trustee may, but shall not be obligated to, execute any such amendment, supplement or waiver which affects the Trustee’s own rights, duties or immunities under this Indenture. The Trustee shall be entitled to receive, if requested, an indemnity satisfactory to it and to receive, and shall be fully protected in relying upon, an Opinion of Counsel satisfactory to the Trustee (subject to customary exceptions and qualifications) and an Officer’s Certificate each stating that the execution of any amendment, supplement or waiver authorized pursuant to this Article Nine is authorized or permitted by this Indenture. Such Opinion of Counsel shall be an expense of the Issuer.

ARTICLE TEN

COLLATERAL AND SECURITY DOCUMENTS

SECTION 10.01. Collateral. The obligations of the Issuer under the Notes and this Indenture shall be secured by a first priority Lien over the Capital Stock of Matel Holdings (together with any other assets that from time to time may secure the Notes, the “Collateral”). This security is granted in favor of, and will be enforceable by, the Security Trustee, on behalf of the Holders of the Notes, upon acceleration of the amounts due under this Indenture and the Notes following an Event of Default. The Issuer and the Security Trustee have entered into the Security Document pursuant to which all the outstanding Capital Stock and any future Capital Stock of Matel Holdings have been pledged on a first priority basis to secure the payment and performance when due of the obligations of the Issuer hereunder and under the Notes.

The Trustee has, and by accepting a Note, each Holder will be deemed to have, irrevocably appointed The Bank of New York Mellon as security trustee (together with any successor or replacement security trustee, the “Security Trustee”) to act as agent and security trustee under the Security Document and any other relevant document. The Security Trustee has, and by accepting a Note, each Holder will be deemed to have, irrevocably authorized the Security Trustee to (i) perform the duties and exercise the rights, powers and discretions that are specifically given to it under the Security Document and any relevant document, together with any other incidental rights, powers and discretions; and (ii) execute each document expressed to be executed by the Security Trustee.

SECTION 10.02. Application of Proceeds of Collateral. Upon any Enforcement with respect to the Collateral, the Security Trustee shall apply any proceeds as follows:

(i) first, pro rata (i) in payment of all unpaid fees, costs, charges, expenses and liabilities (and interest thereon) incurred by or on behalf of the Security Trustee and any receiver, attorney or agent in connection with carrying out its duties and exercising its powers and discretion under the Security Document and the remuneration of the Security Trustee and every receiver under the Security Document and (ii) in payment of all reasonable unpaid fees, costs, charges, expenses and liabilities (and interest thereon) incurred by or on behalf of the Security Trustee and any receiver, attorney or agent (up to €100,000) in connection with the enforcement or recovery of payment in carrying out its duties and exercising its power and discretion under this Indenture;

(ii) second, in payment to the Trustee for application towards Debt under the Notes; and

(iii) third, in payment of the surplus (if any) to the Person entitled to it.

SECTION 10.03. Enforcement of Security. The affirmative vote of the Holders of more than 25% in aggregate principal amount of the Notes then outstanding shall be required in order to enforce the Security Document.

SECTION 10.04. Suits to Protect the Collateral. Subject to the provisions of the Security Document, the Security Trustee shall have the authority to institute and maintain, such suits and proceedings as the Security Trustee may deem expedient to prevent any impairment of the Collateral by any acts which may be unlawful or in violation of any of the Security Document, and such suits and proceedings as the Security Trustee may deem expedient to preserve or protect its interests and the interests of the Holders of the Notes in the Collateral (including suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the Lien created by the Security Document on the Collateral or be prejudicial to the interests of the Holders of the Notes).

SECTION 10.05. Powers Exercisable by Receiver or Security Trustee. In case the Collateral shall be in the possession of a receiver or Security Trustee, lawfully appointed, the powers conferred in this Article Ten upon the Issuer with respect to the release, sale or other disposition of such property may be exercised by such receiver or the Security Trustee, and an instrument signed by such receiver or the Security Trustee shall be deemed the equivalent of any similar instrument of the Issuer or of any officer or officers thereof required by the provisions of this Article Ten.

SECTION 10.06. Release of Liens. (a) All of the Liens on the Collateral shall be released upon:

(i) the payment in full of all amounts outstanding under the Notes and termination of the Share Pledge Agreement;

(ii) Legal Defeasance or satisfaction and discharge of this Indenture as provided in Section 8.02 or 8.05, respectively.

Prior to such time, Liens may not be released.

ARTICLE ELEVEN

ACTS OF HOLDERS

SECTION 11.01. Purposes of Meetings. A meeting of the Holders may be called at any time pursuant to this Article Eleven for any of the following purposes:

(a) to give any notice to the Issuer or to the Trustee, or to give any directions to the Trustee, or to consent to the waiving of any Default hereunder and its consequences, or to take any other action authorized to be taken by Holders pursuant to Article Nine;

(b) to remove the Trustee and appoint a successor Trustee pursuant to Article Seven; or

(c) to consent to the execution of an indenture supplement pursuant to Section 9.02.

SECTION 11.02. Place of Meetings. Meetings of Holders may be held at such place or places as the Trustee or, in case of its failure to act, the Issuer or the Holders calling the meeting, shall from time to time determine.

SECTION 11.03. Call and Notice of Meetings. (a) The Trustee may at any time (upon not less than 21 days’ notice) call a meeting of Holders to be held at such time and at such place in London, England, New York, New York or in such other city as determined by the Trustee pursuant to Section 11.02. Notice of every meeting of Holders, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be mailed, at the Issuer’s expense, to each Holder and published in the manner contemplated by Section 12.02(b).

(b) In case at any time the Issuer, pursuant to a resolution of the board of directors, or the Holders of at least 10% in aggregate principal amount at maturity of the Notes then outstanding, shall have requested the Trustee to call a meeting of the Holders, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have made the first giving of the notice of such meeting within 20 days after receipt of such request, then the Issuer or the Holders of Notes in the amount above specified may determine the time (not less than 21 days after notice is given) and the place in London, England, New York, New York or in such other city as determined by the Issuer or the Holders pursuant to Section 11.02 for such meeting and may call such meeting to take any action authorized in Section 11.01 by giving notice thereof as provided in Section 11.01(a).

SECTION 11.04. Voting at Meetings. To be entitled to vote at any meeting of Holders, a Person shall be (i) a Holder at the relevant record date set in accordance with Section 6.14 or (ii) a Person appointed by an instrument in writing as proxy for a Holder or Holders by such Holder or Holders. The only Persons who shall be entitled to be present or to speak at any meeting of Holders shall be the Person so entitled to vote at such meeting and its counsel and any representatives of the Trustee and its counsel and any representatives of the Issuer and its counsel.

SECTION 11.05. Voting Rights, Conduct and Adjournment. (a) Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders in regard to proof of the holding of Notes and of the appointment of proxies and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall deem appropriate. Except as otherwise permitted or required by any such regulations, the holding of Notes shall be proved in the manner specified in Section 2.03 and the appointment of any proxy shall be proved in such manner as is deemed appropriate by the Trustee or by having the signature of the Person executing the proxy witnessed or guaranteed by any bank, banker or trust company customarily authorized to certify to the holding of a Note such as a Global Note.

(b) At any meeting of Holders, the presence of Persons holding or representing Notes in an aggregate principal amount at Stated Maturity sufficient under the appropriate provision of this Indenture to take action upon the business for the transaction of which such meeting was called shall constitute a quorum. Subject to any required aggregate principal amount at Stated Maturity of Notes required for the taking of any action pursuant to Article Nine, in no event be less than a majority of the votes given by Persons holding or representing Notes at any meeting of Holders be sufficient to approve an action. Any meeting of Holders duly called pursuant to Section 11.03 may be adjourned from time to time by vote of the Holders (or proxies for the Holders) of a majority of the Notes represented at the meeting and entitled to vote, whether or not a quorum shall be present; and the meeting may be held as so adjourned without further notice. No action at a meeting of Holders shall be effective unless approved by Persons holding or representing Notes in the aggregate principal amount at Stated Maturity required by the provision of this Indenture pursuant to which such action is being taken.

(c) At any meeting of Holders, each Holder or proxy shall be entitled to one vote for each €1,000 aggregate principal amount at Stated Maturity of outstanding Notes held or represented.

SECTION 11.06. Revocation of Consent by Holders at Meetings. At any time prior to (but not after) the evidencing to the Trustee of the taking of any action at a meeting of Holders by the Holders of the percentage in aggregate principal amount at maturity of the Notes specified in this Indenture in connection with such action, any Holder of a Note the serial number of which is included in the Notes the Holders of which have consented to such action may, by filing written notice with the Trustee at its principal corporate trust office and upon proof of holding as provided herein, revoke such consent so far as concerns such Note. Except as aforesaid, any such consent given by the Holder of any Note shall be conclusive and binding upon such Holder and upon all future Holders and owners of such Note and of any Note issued in exchange therefor, in lieu thereof or upon transfer thereof, irrespective of whether or not any notation in regard thereto is made upon such Note. Any action taken by the Holders of the percentage in aggregate principal amount at maturity of the Notes specified in this Indenture in connection with such action shall be conclusively binding upon the Issuer, the Trustee and the Holders. This Section 11.06 shall not apply to revocations of consents to amendments, supplements or waivers, which shall be governed by the provisions of Section 9.03.

ARTICLE TWELVE

MISCELLANEOUS

SECTION 12.01. [Reserved]

SECTION 12.02. Notices. (a) Any notice or communication shall be in writing and delivered in person or mailed by first-class mail or sent by facsimile transmission addressed as follows:

if to the Issuer:

HTCC Holdco I B.V.

c/o Hungarotel Távközlési ZRt.

Dorotlya Udvar

Bocskai ut 134-146

H-1113 Budapest

Hungary

Attention: Chief Executive Officer

Facsimile: 36 1 888 3693

With a copy to:

Köves Clifford Chance

Madách Imre út 14

H-1075 Budapest

Hungary

Attention: Dr. Péter Lakatos

Facsimile: 36 1 888 3693

if to the Trustee or Security Trustee:

The Bank of New York Mellon

One Canada Square

London E14 5AL

Telephone: +44 (0) 20 7964 6315

Facsimile: +44 (0) 20 7964 6399

Attention: Global Trust Services

with copies to:

The Bank of New York Mellon (Luxembourg) S.A.

Aerogolf Center

1A, Hoehenhof

1736 Senningerberg

Grand Duchy of Luxembourg

The Issuer or the Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications. All communications delivered to the Trustee shall be deemed effective when received.

(b) Notices to the Holders regarding the Notes shall be:

(i) published (A) through the newswire service of Bloomberg or, if Bloomberg does not then operate, any similar agency, and (B) if and so long as the Notes are admitted to listing on the Official List of the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market and the rules and regulations of the Luxembourg Stock Exchange so require, a newspaper having a general circulation in Luxembourg or on the website of the Luxembourg Stock Exchange (www.bourse.lu); and

(ii) in the case of certificated Notes, mailed to each Holder by first-class mail at such Holder’s respective address as it appears on the registration books of the Registrar in the manner and to the extent provided in TIA Section 313(c).

Notices given by first-class mail shall be deemed given five (5) calendar days after mailing and notices given by publication shall be deemed given on the first date on which publication is made. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

(c) If and so long as the Notes are listed on any securities exchange instead of or in addition to the Luxembourg Stock Exchange, notices shall also be given in accordance with any applicable requirements of such alternative or additional securities exchange.

(d) If and so long as the Notes are represented by Global Notes, notice to Holders, in addition to being given in accordance with Section 12.02(b) above, shall be given by delivery of the relevant notice to Euroclear and Clearstream for communication to entitled account holdings in substitution for the previously mentioned publication.

(e) Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

SECTION 12.03. Communication by Holders with Other Holders. Holders may communicate pursuant to TIA Section 312(b) with other Holders with respect to their rights under this Indenture or the Notes. The Issuer, the Trustee, the Registrar and anyone else shall have the protection of TIA Section 312(c).

SECTION 12.04. Certificate and Opinion as to Conditions Precedent. Upon any request or application by the Issuer to the Trustee to take or refrain from taking any action under this Indenture (except in connection with the original issuance of the Notes on the date hereof), the Issuer shall furnish upon request to the Trustee:

(a) an Officer’s Certificate in form satisfactory to the Trustee stating that, in the opinion of the signer, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(b) an Opinion of Counsel in form satisfactory to the Trustee (subject to customary exceptions and qualifications) stating that, in the opinion of such counsel, all such conditions precedent have been complied with and any other matters that the Trustee may reasonably request.

Any Officer’s Certificate may be based, insofar as it relates to legal matters, upon an Opinion of Counsel, unless the officer signing such certificate knows, or in the exercise of reasonable care should know, that such Opinion of Counsel with respect to the matters upon which such Officer’s Certificate is based is erroneous. Any Opinion of Counsel may be based and may state that it is so based, insofar as it relates to factual matters, upon an Officer’s Certificate stating that the information with respect to such factual matters is in the possession of the Issuer, unless the counsel signing such Opinion of Counsel knows, or in the exercise of reasonable care should know, that the Officer’s Certificate with respect to the matters upon which such Opinion of Counsel is based are erroneous.

SECTION 12.05. Statements Required in Certificate or Opinion. Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(a) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

SECTION 12.06. Rules by Trustee, Paying Agent and Registrar. The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar and the Paying Agent may make reasonable rules for their functions.

SECTION 12.07. Legal Holidays. If an Interest Payment Date or other payment date is not a Business Day, payment shall be made on the next succeeding day that is a Business Day, and no interest shall accrue for the intervening period. If a Record Date is not a Business Day, the Record Date shall not be affected.

SECTION 12.08. Governing Law. THIS INDENTURE AND THE NOTES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

SECTION 12.09. Jurisdiction. The Issuer agrees that any suit, action or proceeding against the Issuer brought by any Holder of the Notes or the Trustee arising out of or based upon this Indenture or the Notes may be instituted in any state or Federal court in the Borough of Manhattan, New York, New York, and any appellate court from any thereof, and each of them irrevocably submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding. The Issuer irrevocably waives, to the fullest extent permitted by law, any objection to any suit, action, or proceeding that may be brought in connection with this Indenture or the Notes, including such actions, suits or proceedings relating to securities laws of the United States of America or any state thereof, in such courts whether on the grounds of venue, residence or domicile or on the ground that any such suit, action or proceeding has been brought in an inconvenient forum. The Issuer agrees that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the Issuer and may be enforced in any court to the jurisdiction of which the Issuer is subject by a suit upon such judgment; provided, however, that service of process is effected upon the Issuer in the manner provided by this Indenture. The Issuer has appointed CT Corporation System, with offices on the date hereof at 111 Eighth Avenue, New York, New York 10011, or any successor, as its authorized agent (the “Authorized Agent”), upon whom process may be served in any suit, action or proceeding arising out of or based upon this Indenture or the Notes or the transactions contemplated herein which may be instituted in any state or Federal court in the Borough of Manhattan, New York, New York, by any Holder or the Trustee, and expressly accepts the non-exclusive jurisdiction of any such court in respect of any such suit, action or proceeding. The Issuer hereby represents and warrants that the Authorized Agent has accepted such appointment and has agreed to act as said agent for service of process, and the Issuer agrees to take any and all action, including the filing of any and all documents that may be necessary to continue such respective appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent shall be deemed, in every respect, effective service of process upon the Issuer. Notwithstanding the foregoing, any action involving the Issuer arising out of or based upon this Indenture or the Notes may be instituted by any Holder or the Trustee in any other court of competent jurisdiction.

SECTION 12.10. [Reserved]

SECTION 12.11. Successors. All agreements of the Issuer in this Indenture and the Notes shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors.

SECTION 12.12. Multiple Originals. The parties may sign any number of copies of this Indenture. Each signed copy shall be an original but all such counterparts shall together constitute but one and the same Indenture. One signed copy is enough to prove this Indenture.

SECTION 12.13. Table of Contents and Headings. The table of contents and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

SECTION 12.14. Severability. In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 12.15. Currency Indemnity. Euro is the sole currency of account and payment for all sums payable under the Notes and this Indenture. Any amount received or recovered in respect of the Notes in a currency other than euro (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding up or dissolution of the Issuer, any Subsidiary or otherwise) by a Holder of the Notes in respect of any sum expressed to be due to such Holder from the Issuer will constitute a discharge of their obligation only to the extent of the euro amount which the recipient is able to purchase with the amount so received or recovered in such other currency on the date of that receipt or recovery (or, if it is not possible to purchase euro on that date, on the first date on which it is possible to do so). If the euro amount to be recovered is less than the euro amount expressed to be due to the recipient under any Note, the Issuer will indemnify the recipient against the cost of making any further purchase of euro in an amount equal to such difference. For the purposes of this Section 12.15, it will be sufficient for the Holder to certify in a manner reasonably satisfactory to the Issuer (indicating the sources of information used) the loss it incurred in making such purchase. These indemnities, to the extent permitted by law:

(i) constitute a separate and independent obligation from the Issuer’s other obligations;

(ii) give rise to a separate and independent cause of action;

(iii) apply irrespective of any waiver granted by any Holder of a Note; and

(iv) shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Note or any other judgment or order.

SECTION 12.16. Currency Calculation. Except as otherwise expressly set forth herein, for purposes of determining compliance with any euro-denominated restriction herein, the euro-equivalent amount for purposes hereof that is denominated in a non-euro currency shall be calculated based on the relevant currency exchange rate in effect on the date such non-euro amount is incurred or made.

SECTION 12.17. No Personal Liability of Directors, Officers, Employees and Shareholders. No director, officer, employee, incorporator or shareholder of Issuer shall have any liability for any obligations of Issuer under the Notes or this Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

SECTION 12.18. Notation. The Trustee shall make a notation on the Original Note such that the terms of such Original Note reflect the terms of the form of note attached hereto at Exhibit A.

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed as of the date first written above.

HTCC HOLDCO I B.V. as Issuer

By:
Name:
Title:

THE BANK OF NEW YORK MELLON as Trustee, Registrar, Transfer Agent, Calculation Agent, Principal Paying Agent and Security Trustee

By:
Name:
Title:

EXHIBIT A

[FORM OF FACE OF NOTE]

[Regulation S Global Note – Common Code                 / ISIN Number                 ]

[Rule 144A Global Note – Common Code                 / ISIN Number                 ]

No.

[Include if Global Note — UNLESS THIS GLOBAL NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE BANK OF NEW YORK MELLON DEPOSITORY (NOMINEES) LIMITED AS NOMINEE FOR THE BANK OF NEW YORK MELLON (THE “COMMON DEPOSITARY”), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY GLOBAL NOTE ISSUED IS REGISTERED IN THE NAME OF THE BANK OF NEW YORK MELLON, AS COMMON DEPOSITARY OR IN SUCH OTHER NOMINEE AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE COMMON DEPOSITARY (AND ANY PAYMENT IS MADE TO THE BANK OF NEW YORK MELLON OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE COMMON DEPOSITARY, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL IN AS MUCH AS THE REGISTERED OWNER HEREOF, THE BANK OF NEW YORK MELLON, HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF THE COMMON DEPOSITARY OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.

THIS GLOBAL NOTE AND ANY RELATED DOCUMENTATION MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME TO MODIFY THE RESTRICTIONS ON AND PROCEDURES FOR RESALES AND OTHER TRANSFERS OF THIS GLOBAL NOTE TO REFLECT ANY CHANGE IN APPLICABLE LAW OR REGULATION (OR THE INTERPRETATION THEREOF) OR IN PRACTICES RELATING TO THE RESALE OR TRANSFER OF RESTRICTED SECURITIES GENERALLY. THE HOLDER OF THIS GLOBAL NOTE SHALL BE DEEMED, BY THE ACCEPTANCE HEREOF, TO HAVE AGREED TO ANY SUCH AMENDMENT OR SUPPLEMENT.]

[Include if Rule 144A Global Note — THIS NOTE (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) AND ANY STATE SECURITIES LAWS. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION THEREIN MAY BE OFFERED, SOLD, ENCUMBERED, PLEDGED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENT OF THE SECURITIES ACT. EACH PURCHASER OF THIS NOTE IS HEREBY NOTIFIED THAT THE SELLER OF THIS NOTE MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER.

THE HOLDER OF THIS NOTE AGREES FOR THE BENEFIT OF THE ISSUER THAT THIS NOTE MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (I) IN THE UNITED STATES TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE US SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (II) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (III) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), (IV) TO HTCC HOLDCO I B.V. OR ANY SUBSIDIARY OR (V) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH OF CASES (I) THROUGH (V), IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY OTHER APPLICABLE JURISDICTION. THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THIS NOTE FROM IT OF THE RESALE RESTRICTIONS REFERRED TO ABOVE.]

THE HOLDER OF THIS NOTE, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES THAT IT SHALL NOT TRANSFER THE SECURITIES IN AN AMOUNT LESS THAN €50,000.

THE FOLLOWING INFORMATION IS SUPPLIED SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES. THIS NOTE WAS ISSUED WITH “ORIGINAL ISSUE DISCOUNT” (“OID”) WITHIN THE MEANING OF SECTION 1273 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”), AND THIS LEGEND IS REQUIRED BY SECTION 1275(c) OF THE CODE.

Holders may obtain information regarding the amount of OID, the issue price, the issue date, yield to maturity, comparable yield, and a copy of the projected payment schedule for the Notes upon written request to the registered office of the Issuer at c/o Invitel Rt., Puskas Tivador utca 8-10, 2040 Budaors, Hungary, Attention: Chief Executive Officer.

[Include if Regulation S Global Note – UNTIL 40 DAYS AFTER THE COMMENCEMENT OF THE OFFERING, AN OFFER OR SALE OF SECURITIES WITHIN THE UNITED STATES BY A DEALER (AS DEFINED IN THE U.S. SECURITIES ACT) MAY VIOLATE THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT IF SUCH OFFER OR SALE IS MADE OTHERWISE THAN IN ACCORDANCE WITH RULE 144A UNDER THE U.S. SECURITIES ACT.]

FLOATING RATE SENIOR PIK NOTES DUE 2013

HTCC Holdco I B.V., a limited liability company incorporated under the laws of the Netherlands Antilles, for value received promises to pay to The Bank of New York Mellon Depository (Nominees) Limited or registered assigns, the principal sum of €                (or such lesser or greater amounts up to €                 as shall be set forth in Schedule A attached hereto) on April 15, 2013.

From October 30, 2006, or from the most recent interest payment date to which interest has been paid or provided for, interest on this Note shall accrue at EURIBOR plus 8.250%, reset quarterly (plus a Ratchet Margin under certain circumstances), and payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year (either in cash or through the issuance of Additional Notes in a principal amount equal to such interest amount), beginning on January 15, 2007, to the Holders of record of this Note (or any predecessor Note) on the immediately preceding January 1, April 1, July 1 or October 1.

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature of an authorized signatory, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof and to the provisions of the Indenture, which provisions shall for all purposes have the same effect as if set forth at this place.

IN WITNESS WHEREOF, HTCC Holdco I B.V. has caused this Note to be signed manually or by facsimile by its duly authorized signatory.

Dated:

HTCC HOLDCO I B.V., as Issuer

Name:
Title:

AUTHENTICATED for and on behalf of

The Bank of New York Mellon, as Trustee,

without recourse, warranty or liability.

By:
Authorised Officer

[FORM OF REVERSE SIDE OF NOTE]

FLOATING RATE SENIOR PIK NOTES DUE 2013

1.	Interest

HTCC Holdco I B.V., a private limited liability company incorporated under the laws of the Netherlands Antilles (such company and its successors and assigns under the Indenture hereinafter referred to, being herein called the “Issuer”), for value received promises to pay interest on the principal amount of this Note from October 30, 2006. Each Note will bear interest at a rate per annum (the “Applicable Rate”), reset quarterly, equal to EURIBOR, in each case, plus 8.250% as determined by the calculation agent (the “Calculation Agent”), which will initially be the Trustee, plus the Ratchet Margin (if any). Interest on the Notes will be payable (at the election of the Issuer made prior to the relevant record date in the case of cash interest) either in cash or through the issuance of Additional Notes in a principal amount equal to such interest amount (in increments of €1) quarterly in arrears on January 15, April 15, July 15, and October 15, commencing January 15, 2007. The Issuer will make each interest payment to the Holders of record of the Notes on the immediately preceding January 1, April 1, July 1 and October 1. The Additional Notes will be identical to the originally issued Notes, except that interest will begin to accrue from the date they are issued rather than the Issue Date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date.

The Calculation Agent will, as soon as practicable after 11:00 a.m. (London time) on each Determination Date, determine the Applicable Rate, and calculate the aggregate amount of interest payable on the Notes in respect of the following Interest Period (the “Interest Amount”). The Interest Amount will be calculated by applying the Applicable Rate to the principal amount of each Note outstanding at the commencement of the Interest Period, multiplying each such amount by the actual number of days in the Interest Period concerned divided by 360.

All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g. 4.876545% (or .04876545) being rounded to 4.87655% (or .0487655)). All euro amounts used in or resulting from such calculations will be rounded to the nearest euro cent (with one-half euro cent being rounded upwards). The determination of the Applicable Rate and the Interest Rate Amount by the Calculation Agent shall, in the absence of willful default, bad faith or manifest error, be binding on all parties.

The Applicable Rate on the Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application. The Calculation Agent shall be under no obligation to monitor whether the Applicable Rate exceeds such maximum rate.

The Calculation Agent will, upon the written request of the Holder of any Note, provide the interest rate then in effect with respect to the Notes.

The rights of holders of beneficial interests in the Notes to receive the payments of interest on the Notes are subject to applicable procedures of the book-entry depositary and Euroclear and Clearstream.

“Determination Date,” with respect to an Interest Period relating to EURIBOR, will be the day that is two TARGET Settlement Days preceding the first day of such Interest Period.

“EURIBOR,” with respect to an Interest Period, will be the rate (expressed as a percentage per annum) for deposits in euros for a three-month period beginning on the day that is two TARGET Settlement Days after the Determination Date that appears on Telerate Page 248 as of 11:00 a.m., Brussels time, on the Determination Date. If Telerate Page 248 does not include such a rate or is unavailable on a Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the Euro-zone inter-bank market, as selected by the Calculation Agent, to provide such bank’s offered quotation (expressed as a percentage per annum) as of approximately 11:00 a.m., Brussels time, on such Determination Date, to prime banks in the Euro-zone interbank market for deposits in a Representative Amount in euro for a three-month period beginning on the day that is two TARGET Settlement Days after the Determination Date. If at least two such offered quotations are so provided, the rate for the Interest Period will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, the Calculation Agent will request each of three major banks in London, as selected by the Calculation Agent (“Reference Banks”), to provide such bank’s rate (expressed as a percentage per annum), as of approximately 11.00 a.m., London time, on such Determination Date, for loans in a Representative Amount in euros to leading European banks for a three-month period beginning on the day that is two TARGET Settlement Days after the Determination Date. If at least two such rates are so provided, the rate for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided then the rate for the Interest Period will be the rate in effect with respect to the immediately preceding Interest Period.

“Euro-zone” means the region comprised of member states of the European Union that adopt the euro.

“Interest Period” means the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date, with the exception that the first Interest Period will commence on and include the Issue Date and end on and include January 14, 2007.

“Ratchet Margin” shall be zero for the period up to but excluding October 15, 2009. For any Interest Period beginning on or after that date if the Consolidated Leverage Ratio of the Company as set forth in an Officer’s Certificate provided to the Calculation Agent is equal to or greater than 2.50 to 1.00, then the Ratchet Margin in effect for the Interest Period in which such Officer’s Certificate was issued shall be 2.00% (applied retroactively to the beginning of the Interest Period in which such Officer’s Certificate was issued); provided, however, the Ratchet Margin shall be zero (applied retroactively to the beginning of the Interest Period in which such Officer’s Certificate was issued) in any Interest Period for which the Consolidated Leverage Ratio of the Company is less than 2.50 to 1.00. Each Officer’s Certificate in respect of the Consolidated Leverage Ratio will be provided to the Calculation Agent no later than 75 days following the end of each fiscal quarter in each fiscal year of the Company and shall certify, based upon the Company’s quarterly financial statements, that the Consolidated Leverage Ratio of the Company for the Interest Period in which such Officer’s Certificate is provided is (x) equal to or greater than 2.50 to 1.00 or (y) less than to 2.50 to 1.00. The Ratchet Margin for any Interest Period shall not exceed 2.00%. The Trustee and the Calculation Agent will be entitled to assume the accuracy of any such Officer’s Certificate.

“Representative Amount” means the greater of (a) €1,000,000 and (b) an amount that is representative for a single transaction in the relevant market at the relevant time.

“TARGET Settlement Day” means any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is open.

“Telerate Page 248” means, the display page so designated on Bridge’s Telerate Service (or such other page as may replace that page on that service, or such other service as may be nominated as the information vendor).

2.	Additional Amounts

All payments that the Issuer makes under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other similar liabilities related thereto) of whatever nature (collectively, “Taxes”) imposed or levied by or on behalf of any jurisdiction in which the Issuer is incorporated, organized, engaged in business (where such Tax is imposed by reason of the Issuer being engaged in business) or otherwise resident for tax purposes or from or through which any of the foregoing makes any payment on the Notes or by or within any department or political subdivision thereof having power to tax (each, a “Relevant Taxing Jurisdiction”), unless the Issuer is required to withhold or deduct Taxes by law or by the interpretation or administration of law. If the Issuer is required to withhold or deduct any amount for or on account of Taxes of a Relevant Taxing Jurisdiction from any payment made under or with respect to the Notes, the Issuer will pay such additional amounts (“Additional Amounts”) as may be necessary to ensure that the net amount received by each Holder of the Notes (including Additional Amounts) after such withholding or deduction will be not less than the amount the Holder would have received if such Taxes had not been required to be withheld or deducted. Such Additional Amounts may be paid by the Issuer, at its option, in the form of cash or Additional Notes.

The Issuer will not, however, pay Additional Amounts in respect or on account of:

(a) any Taxes that are imposed or levied by a Relevant Taxing Jurisdiction by reason of a present or former connection of a Holder (or a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such Holder, if the Holder is an estate, a trust, a partnership or a corporation) or a beneficial owner with such Relevant Taxing Jurisdiction (other than the mere receipt or holding of Notes or by reason of the receipt of payments thereunder or the exercise or enforcement of rights under any Notes or the Indenture);

(b) any Taxes that are imposed or levied by reason of the failure of the Holder or beneficial owner of Notes, following the Issuer’s written request addressed to the Holder (and made at a time which would enable the Holder or beneficial owner acting reasonably to comply with that request), to comply with any certification, identification, information or other reporting requirements which the Holder or such beneficial owner is legally required to satisfy, whether imposed by statute, treaty, regulation or administrative practice of a Relevant Taxing Jurisdiction, as a precondition to exemption from, or reduction in the rate of deduction or withholding of, Taxes imposed by the Relevant Taxing Jurisdiction (including, without limitation, a certification that the Holder or beneficial owner is not resident in the Relevant Taxing Jurisdiction);

(c) any estate, inheritance, gift, sales, transfer, excise, personal property or similar taxes;

(d) any Tax which is payable otherwise than by deduction or withholding from payments made under or with respect to the Notes;

(e) any Tax that is imposed or levied by reason of the presentation (where presentation is required in order to receive payment) of such Notes for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever is later, except to the extent that the beneficial owner or Holder thereof would have been entitled to Additional Amounts had the Notes been presented for payment on any date during such 30 day period;

(f) any Tax imposed on or with respect to any payment by the Issuer to the Holder if such Holder is a fiduciary or partnership or person other than the sole beneficial owner of such payment to the extent that Taxes would not have been imposed on such payment had such Holder been the sole beneficial owner of such Note;

(g) any Tax that is imposed on or with respect to a payment made to a Holder or beneficial owner who would have been able to avoid such withholding or deduction by presenting the relevant Notes to another paying agent in a member state of the European Union;

(h) any withholding or deduction in respect of any Taxes where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other directive implementing the conclusions of the ECOFIN Council meeting of 26–27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such directive; or

(i) any combination of the above.

The Issuer will (i) make such withholding or deduction as is required by applicable law and (ii) remit the full amount deducted or withheld to the relevant taxing authority in the Relevant Taxing Jurisdiction in accordance with applicable law.

At least 30 calendar days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Issuer will be obligated to pay Additional Amounts with respect to such payment (unless such obligation to pay Additional Amounts arises after the 30th day prior to the date on which payment under or with respect to the Notes is due and payable, in which case it will be promptly thereafter), the Issuer will deliver to the Trustee an Officers’ Certificate stating that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the payment date. The Issuer will promptly publish a notice in accordance with Section 12.02 of the Indenture stating that such Additional Amounts will be payable and describing the obligation to pay such amounts.

Upon request, the Issuer will furnish to the Trustee or the Holder certified copies of tax receipts evidencing the payment of any Taxes by the Issuer in such form as provided in the normal course by the taxing authority imposing such Taxes and as is reasonably available to the Issuer. If notwithstanding the efforts of the Issuer to obtain such receipts, the same are not obtainable, the Issuer will provide the Trustee or such Holder other evidence satisfactory to the Trustee or the Holder of such payments by the Issuer.

In addition, the Issuer shall pay any present or future stamp, issue, registration, court, documentation, excise or property taxes or other similar taxes, charges and duties, including interest and penalties with respect thereto, imposed by any Relevant Taxing Jurisdiction in respect of the execution, issue, delivery or registration of the Notes or any other document or instrument referred to thereunder (other than in respect of the execution, issue, delivery or registration of Notes pursuant to Section 2.06, Section 2.07 or Section 2.11(a)(iv) of the Indenture) and any such taxes, charges or duties imposed by any jurisdiction as a result of, or in connection with, the enforcement of the Notes and/or any other such document or instrument following the occurrence of any Event of Default with respect to the Notes, and the Issuer will agree to indemnify the Holders for any such taxes paid by such Holders.

The obligations described under this paragraph will apply mutatis mutandis to any jurisdiction in which any Surviving Entity or successor person to the Issuer is incorporated, organized, engaged in business or otherwise resident for tax purposes, or any political subdivision or taxing authority thereof or therein. Whenever reference is made to, in any context, the payment of principal, premium, if any, interest or any other amount payable under or with respect to any Note, such reference includes the payment of Additional Amounts, if applicable.

3.	Method of Payment

The Issuer shall pay interest on this Note (except defaulted interest) to the persons who are registered holders of this Note at the close of business on the Record Date for the next Interest Payment Date even if this Note is cancelled after the Record Date and on or before the Interest Payment Date. Holders must surrender Notes to a Paying Agent to collect principal payments. The Issuer shall make cash payments of principal, premium, Additional Amounts, if any, and interest in euro or such other lawful currency of the participating member states in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community that at the time of payment is legal tender for payment of public and private debts. Payments in respect of the Notes (including principal, premium, Additional Amounts, if any, and interest) shall be made at the election of the Issuer (A) in cash, by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof, except that cash payment of interest may be paid by mailing a check to the registered address of each Holder thereof, provided, however, that payments on the Notes may also be made, in the case of a Holder of at least €1,000,000 aggregate principal amount of Notes, by wire transfer to a euro account maintained by the payee with a bank in a country that is a member State of the European Union if such Holder elects payment by wire transfer by giving written notice to the Trustee or the Paying Agent to such effect designating such account no later than 30 days immediately preceding the relevant due date for payment (or such other date as the Trustee may accept in its discretion) or (B) by Additional Notes (i) mailed to the person entitled thereto as shown on the register for the certificated Notes if the Notes are then held in the form of certificated Notes as of the relevant Record Date, or (ii) deposited into the account specified by the Holder or Holders thereof as of the relevant

Record Date if the Notes are held in global form. Alternatively, the Issuer may direct the Paying Agent to make the appropriate amendments to the schedule of principal amounts of the relevant Global Notes outstanding and arrange for deposit into the account specified by the Holder or Holders thereof as of the relevant Record Date. Payment shall be made in such form and upon such terms as specified herein and the Issuer shall and the Paying Agent may take additional steps as is necessary to effect such payment.

If the due date for any payment in respect of any Note is not a Business Day at the place in which such payment is due to be paid, the Holder thereof will not be entitled to payment of the amount due until the next succeeding Business Day at such place, and will not be entitled to any further interest or other payment as a result of any such delay.

4.	Paying Agent and Registrar

Initially, The Bank of New York Mellon, a New York banking corporation, will act as Paying Agent and Registrar. The Issuer may appoint and change any Paying Agent or Registrar. The Issuer or any of its Affiliates may act as Paying Agent or Registrar.

5.	Indenture

The Issuer issued the Notes under an Indenture dated as of October 30, 2006 (the “Original Indenture”), among the Issuer, The Bank of New York Mellon (the “Trustee”) and The Bank of New York Mellon (Luxembourg) S.A. The Original Indenture was amended by a supplemental indenture dated December 19, 2006 (the “First Supplemental Indenture”), as further amended by a supplemental indenture dated March 9, 2007 (the “Second Supplemental Indenture”) and a supplemental indenture dated April 27, 2007 (the “Third Supplemental Indenture”, together with the First Supplemental Indenture and the Second Supplemental Indenture, the “Supplemental Indentures”), as further amended pursuant to an amended and restated indenture dated October 15, 2009 (the “Amended and Restated Indenture”, and together with the Original Indenture and the Supplemental Indentures, the “Indenture”). The terms of the Notes include those stated in the Indenture. Terms defined in the Indenture and not defined herein have the meanings ascribed thereto in the Indenture. Only those TIA sections that are specifically referred to in the Indenture are incorporated by reference and are a part of the Indenture. The Notes are subject to all terms and provisions of the indenture, and Holders are referred to the Indenture for a statement of such terms and provisions.

The Notes are senior obligations of the Issuer and are issued in an initial aggregate principal amount at maturity of €125,000,000. This Note is one of the Original Notes referred to in the Indenture. The Original Notes and any Additional Notes are treated as a single class under the Indenture and will be equally and ratably secured by the Lien of the Security Document with respect to the Collateral.

To the extent of any conflict between the terms of the Notes and the Indenture, the applicable terms of the Indenture shall govern.

6.	Optional Redemption

Optional Redemption prior to April 15, 2008

At any time prior to April 15, 2008, upon not less than 30 nor more than 60 days’ notice, the Issuer may redeem all or part of the Notes, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Redemption Premium and accrued and unpaid interest to the redemption date.

“Applicable Redemption Premium” means, with respect to any Note on any redemption date, the greater of:

(a) 1.0% of the then outstanding principal amount of the Note; and

(b) the excess of:

(i) the present value at such redemption date of (x) the redemption price of such Note at April 15, 2008 (such redemption price being set forth in the table appearing below on or after April 15, 2008), plus (y) all required interest payments that would otherwise be due to be paid on such Note (assuming that the interest rate per annum on the Note applicable on the date on which the notice of redemption was given was in effect for the entire period) during the period between the redemption date and April 15, 2008 (excluding accrued but unpaid interest), computed using a discount rate (discounted quarterly assuming a 360-day year consisting of twelve 30-day months) equal to the Bund Rate at such redemption date plus 75 basis points; over

(ii) the then outstanding principal amount of the Note.

“Bund Rate” means, with respect to any redemption date, the rate per annum equal to the equivalent yield to maturity as of such redemption date of the Comparable German Bund Issue, assuming a price for the Comparable German Bund Issue (expressed as a percentage of its principal amount) equal to the Comparable German Bund Price for such redemption date, where:

(a) “Comparable German Bund Issue” means the German Bundesanleihe security selected by any Reference German Bund Dealer as having a fixed maturity most nearly equal to the period from such redemption date to April 15, 2008, and that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of euro denominated corporate debt securities in a principal amount approximately equal to the then outstanding principal amount of the Notes and of a maturity most nearly equal to April 15, 2008; provided, however, that, if the period from such redemption date to April 15, 2008 is not equal to the fixed maturity of the German Bundesanleihe security selected by such Reference German Bund Dealer, the Bund Rate shall be determined by linear interpolation (calculated to the nearest one-twelfth of a year) from the yields of German Bundesanleihe securities for which such yields are given; except that if the period from such redemption date to April 15, 2008 is less than one year, a fixed maturity of one year shall be used;

(b) “Comparable German Bund Price” means, with respect to any redemption date, the average of the Reference German Bund Dealer Quotations for such redemption date (which in any event must include at least two such quotations), after excluding the highest and lowest such Reference German Bund Dealer Quotations, or if the Issuer obtains fewer than four such Reference German Bund Dealer Quotations, the average of all such quotations;

(c) “Reference German Bund Dealer” means any dealer of German Bundesanleihe securities appointed by the Issuer in consultation with the Trustee; and

(d) “Reference German Bund Dealer Quotations” means, with respect to each Reference German Bund Dealer and any redemption date, the average as determined by the Issuer in good faith of the bid and offered prices for the Comparable German Bund issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Issuer by such Reference German Bund Dealer at 3:30 p.m. Frankfurt, Germany time on the third German business day preceding such redemption date.

Optional Redemption on or after April 15, 2008

At any time on or after April 15, 2008 and prior to maturity, upon not less than 30 nor more than 60 days’ notice, the Issuer may redeem all or part of the Notes. These redemptions will be in amounts of €50,000 and integral multiples of €1,000 in excess thereof at the following redemption prices (expressed as percentages of their principal amount at maturity), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the periods set forth below. This redemption is subject to the right of Holders of record on the relevant regular record date that is prior to the redemption date to receive interest due on an interest payment date.

Year	Redemption Price
April 15, 2008 – July 14, 2009	100%
July 15, 2009 – July 14, 2010	102%
July 15, 2010 – July 14, 2011	101%
Thereafter	100%

If the Issuer is redeeming less than all the Notes at any time, the Trustee will select the Notes to be redeemed as follows: (i) if the Notes to be redeemed are listed on any securities exchange, in compliance with the requirements, if any, of the principal securities exchange on which the Notes are listed as certified to the Trustee by the Issuer; or (ii) if the Notes to be redeemed are not listed on any securities exchange, or are listed on a securities exchange which does not require or specify the manner in which the Notes to be redeemed are to be selected, on a pro rata basis or by such other method as the Trustee in its sole discretion will deem to be fair and appropriate.

Notwithstanding the foregoing, no Notes of €50,000 in aggregate principal amount or less shall be redeemed in part. The Issuer will cause notices of redemption to be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Any such notice of redemption may be subject to the satisfaction of one or more conditions precedent.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. The Issuer will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

So long as any Notes are admitted to the Official List of the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market, the Issuer will provide a copy of all notices to the Luxembourg Stock Exchange and will publish such notices on the website of the Luxembourg Stock Exchange (www.bourse.lu). In addition, copies of the Indenture (including the form of Notes) will be available for inspection during usual business hours at the specified office of the Luxembourg paying agent.

7.	Optional Redemption Upon Changes in Withholding Tax

If, as a result of:

(a) any amendment after the Issue Date to, or change after the Issue Date in, the laws (or regulations or rulings promulgated thereunder) of any Relevant Taxing Jurisdiction; or

(b) any change after the Issue Date in the official application or official interpretation of the laws, treaties, regulations or rulings (including a holding, judgment or order by a court competent jurisdiction) of any Relevant Taxing Jurisdiction applicable to the Issuer, the Issuer or any Surviving Entity would be obligated to pay, on the next date for any payment and as a result of that amendment or change, Additional Amounts pursuant to Section 4.03 of the Indenture with respect to the Relevant Taxing Jurisdiction, which the Issuer or any Surviving Entity cannot avoid by the use of reasonable measures available to it (including making payments through a paying agent located in another jurisdiction but not including the Issuer or a Surviving Entity moving or changing jurisdictions), then the Issuer or any Surviving Entity may redeem all, but not less than all, of the Notes, at any time thereafter, upon not less than 30 nor more than 60 days’ notice, at a redemption price of 100% of their principal amount, plus accrued and unpaid interest and all Additional Amounts then due, if any, to the redemption date. Prior to the giving of any notice of redemption described in this paragraph, the Issuer or any Surviving Entity will deliver to the Trustee:

(i) an Officer’s Certificate stating that the obligation to pay such Additional Amounts cannot be avoided by the Issuer or Surviving Entity taking reasonable measures available to it (including making payments through a paying agent located in another jurisdiction but not including the Issuer or a Surviving Entity moving or changing jurisdictions); and

(ii) a written opinion of independent legal counsel to the Issuer of recognized standing reasonably acceptable to the Trustee to the effect that the Issuer has or will become obligated to pay such Additional Amounts as a result of a change, amendment, official interpretation or application described above.

No notice of redemption will be given (a) earlier than 90 days prior to the earliest date on which the Issuer would be obliged to make such payment of Additional Amounts or withholding if a payment in respect of the Notes were then due and (b) unless at the time such notice is given, the obligation to pay Additional Amounts remains in effect.

Notwithstanding the foregoing, the Issuer may not redeem the Notes under this provision if the Relevant Taxing Jurisdiction changes under the Indenture and the Issuer or any Surviving Entity or successor entity is obligated to pay any Additional Amounts as a result of a change in, or an amendment to, the laws or treaties (or any regulations or rulings promulgated thereunder), or any change in or amendment to, any official position regarding the application, administration or interpretation of such laws, treaties, regulations or rulings, of the then current Relevant Taxing Jurisdiction which, at the time such Relevant Taxing Jurisdiction became the applicable Relevant Taxing Jurisdiction under the Indenture, was publicly announced as being or having been formally proposed.

8.	Sinking Fund

The Notes are not subject to any sinking fund.

9.	Notice of Redemption

The Issuer shall publish a notice of any optional redemption of the Notes described above in accordance with the provisions described under Section 3.04 of the Indenture. If the Notes are listed at such time on the Luxembourg Stock Exchange, the Issuer shall inform the Luxembourg Stock Exchange of the principal amount of the Notes that have not been redeemed in connection with any optional redemption. If fewer than all the Notes are to be redeemed at any time, the Trustee shall select the Notes by a method that complies with the requirements, as certified to the Trustee by the Issuer, of the principal securities exchange, if any, on which the Notes are listed at such time or, if the Notes are not listed on a securities exchange, pro rata, by lot or by such other method as the Trustee in its sole discretion shall deem fair and appropriate; provided that no such partial redemption shall reduce the portion of the principal amount of a Note not redeemed to less than €50,000.

10.	Denominations; Transfer; Exchange

The Notes are in registered form without interest coupons in minimum denominations of €1 and may be transferred only in amounts of €50,000 or greater. A Holder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements or transfer documents and to pay any taxes required by law or permitted by the Indenture. The Registrar need not register transfers or exchanges of Notes selected for redemption (except, in the case of a Note to be redeemed in part, the portion of the Note not to be redeemed) or to any Notes for a period of 15 days prior to a selection of Notes to be redeemed.

11.	Persons Deemed Owners

The registered Holder of the Notes will be treated as its owner for all purposes.

12.	Unclaimed Money

All moneys paid by the Issuer to the Trustee or a Paying Agent for the payment of the principal of, or premium, if any, or interest or Additional Amounts, if any, on, any Notes that remain unclaimed at the end of two years after such principal, premium or interest has become due and payable may be repaid to the Issuer, subject to applicable law, and the Holder of such Note thereafter may look only to the Issuer for payment thereof.

13.	Discharge and Defeasance

Subject to certain conditions, the Issuer at any time may terminate some or all of its obligations under the Notes and the Indenture if the Issuer, among other things, deposits with the Trustee cash in euro or European Government Obligations in such amounts (in combination with Qualified Interest Rate Agreements) as will be sufficient for the payment of the entire Indebtedness including principal of, premium and interest on, and Additional Amounts on the Notes to the date of redemption or maturity, as the case may be.

14.	Amendment, Waiver

The Indenture and the Notes may be amended as set forth in the Indenture.

15.	Defaults and Remedies

If an Event of Default shall occur and be continuing, the principal of the Notes may be declared due and payable in the manner and with the effect provided in Article Six of the Indenture. The Holders may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may refuse to enforce the Indenture or the Notes unless it receives an indemnity satisfactory to it. The Holders of a majority in aggregate principal amount of the Notes may direct the Trustee in its exercise of any trust or power. The Holders of a majority in aggregate principal amount of the Notes then outstanding by written notice to the Trustee may rescind any acceleration and its consequence if the conditions specified in Section 6.02(c) are satisfied. The above description of Events of Default and remedies is qualified by reference, and subject in its entirety, to the provisions of Article Six of the Indenture.

16.	Trustee Dealings with the Issuer

Subject to certain limitations set forth under the Indenture, the Trustee in its individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with and collect obligations owed to it by the Issuer or its Affiliates and may otherwise deal with the Issuer or its Affiliates with the same rights it would have if it were not Trustee.

17.	Tax Treatment

The Issuer and by purchase of a Note governed hereby each beneficial owner agree for U.S. federal income tax purposes, (i) to treat the Notes as indebtedness that is subject to U.S. Treasury Regulations §1.1275-4(b) governing contingent payment debt instruments (the “Contingent Debt Regulations”), and (ii) to use the Issuer’s determination of the “comparable yield” and “projected payment schedule,” within the meaning of the Contingent Debt Regulations, with respect to the Notes.

18.	No Recourse Against Others

No director, manager, officer, employee, incorporator or shareholder of the Issuer or any of its Subsidiaries shall have any liability for any obligations of the Issuer or any Subsidiary with respect to the Notes, the Note or the Indenture, or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the US federal securities laws, and it is the view of the Commission that such a waiver is against public policy.

19.	Authentication

This Note shall not be valid until an authorized signatory of the Trustee (or an authenticating agent acting on its behalf) manually signs the certificate of authentication on the other side of this Note.

20.	Abbreviations

Customary abbreviations may be used in the name of a Holder or an assignee, such as TEN COM (=tenants in common), TEN ENT (=tenants by the entireties), JT TEN (=joint tenants with rights of survivorship and not as tenants in common), CUST (=custodian), and U/G/M/A (=Uniform Gift to Minors Act).

21.	Governing Law

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

22.	Common Codes and ISIN Numbers

The Issuer has caused Common Codes and ISIN numbers to be printed on the Notes and has directed the Trustee to use Common Codes and ISIN numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

The Issuer will furnish to any Holder of Notes upon written request and without charge to the Holder a copy of the Indenture.

HTCC Holdco I B.V.

c/o Hungarotel Távközlési ZRt.

Dorotlya Udvar

Bocskai ut 134-146

H-1113 Budapest

Hungary

Attention: Chief Executive Officer

Facsimile: 36 1 888 3693

ASSIGNMENT FORM

To assign and transfer this Note, fill in the form below:

(I) or (the Issuer) assign and transfer this Note to

(Insert assignee’s social security or tax I.D. no.)

(Print or type assignee’s name, address and postal code)

and irrevocably appoint                                                                                   agent to transfer this Note on the books of the Issuer. The agent may substitute another to act for him.

Your Signature:

(Sign exactly as your name appears on the other side of this Note)

Signature Guarantee:

(Participant in a recognized signature guarantee medallion program)

Date:

Certifying Signature:

CHECK ONE BOX BELOW

(1) ❑ to	the Issuer; or

(2)      ❑      pursuant to and in compliance with Rule 144A under the U.S. Securities Act of 1933 (the “Securities Act”); or

(3)      ❑      pursuant to and in compliance with Regulation S under the Securities Act; or

(4)      ❑      pursuant to another available exemption from the registration requirements of the Securities Act; or

(5)      ❑      pursuant to an effective registration statement under the Securities Act.

Unless one of the boxes is checked, the Trustee shall refuse to register any of the Notes evidenced by this certificate in the name of any person other than the registered Holder thereof; provided, however, that if box (2) is checked, by executing this form, the Transferor is deemed to have certified that such Notes are being transferred to a person it reasonably believes is a “qualified institutional buyer” as defined in Rule 144A under the Securities Act who has received notice that such transfer is being made in reliance on Rule 144A; if box (3) is checked, by executing this form, the Transferor is deemed to have certified that such transfer is made pursuant to an offer and sale that occurred outside the United States in compliance with Regulation S under the Securities Act; and if box (4) is checked, the Trustee may require, prior to registering any such transfer of the Notes, such legal opinions, certifications and other information as the Issuer reasonably requests to confirm that such transfer is being made pursuant to an exemption from or in a transaction not subject to, the registration requirements of the Securities Act.

Signature:

Signature Guarantee:

    (Participant in a recognized signature guarantee medallion program)

Certifying Signature:                                  Date:

Signature Guarantee:

    (Participant in a recognized signature guarantee medallion program)

SCHEDULE A

SCHEDULE OF PRINCIPAL AMOUNT

The initial principal amount of this Global Note is €                    . The following increases or decreases in this Global Note have been made:

Date of Decrease/ Increase	Decrease in Principal Amount	Increase in Principal Amount	Principal Amount Following such Decrease/ Increase	Notation Made by or on Behalf of Registrar

EXHIBIT B

FORM OF TRANSFER CERTIFICATE FOR TRANSFER FROM RULE 144A

GLOBAL NOTE TO REGULATION S GLOBAL NOTE

(Transfers pursuant to § 2.06(b)(ii) of the Indenture)

The Bank of New York Mellon, as Transfer Agent

One Canada Square

London E14 5AL

Attn: Corporate Trust Office

Re: Floating Rate Senior PIK Notes due 2013 (the “Notes”)

Reference is hereby made to the Indenture dated as of October 30, 2006 (the “Original Indenture”) among HTCC Holdco I B.V. as Issuer, The Bank of New York Mellon, as Trustee, Transfer Agent, Principal Paying Agent, Calculation Agent and Security Trustee, and The Bank of New York Mellon (Luxembourg) S.A. as Transfer Agent and Luxembourg Paying Agent, as amended by a supplemental indenture dated December 19, 2006 (the “First Supplemental Indenture”), as further amended by a supplemental indenture dated March 9, 2007 (the “Second Supplemental Indenture”) and a supplemental indenture dated April 27, 2007 (the “Third Supplemental Indenture” together with the First Supplemental Indenture and the Second Supplemental Indenture, the “Supplemental Indentures”), as further amended pursuant to an amended and restated indenture dated October 15, 2009 (the “Amended and Restated Indenture”, and together with the Original Indenture and the Supplemental Indentures, the “Indenture”). Capitalized terms used but not defined herein shall have the meanings given them in the Indenture.

This letter relates to €                 aggregate principal amount of Notes that are held as a beneficial interest in the form of the Rule 144A Global Note (ISIN No.                 ; Common Code                 ) with the Depositary in the name of [name of transferor] (the “Transferor”). The Transferor has requested an exchange or transfer of such beneficial interest for an equivalent beneficial interest in the Regulation S Global Note (ISIN No.                 ; Common Code                 ).

In connection with such request, the Transferor does hereby certify that such transfer has been effected in accordance with the transfer restrictions set forth in the Notes and:

(a) with respect to transfers made in reliance on Regulation S (“Regulation S”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”), does certify that:

(i) the offer of the Notes was not made to a person in the United States;

(ii) either (i) at the time the buy order is originated the transferee is outside the United States or the Transferor and any person acting on its behalf reasonably believe that the transferee is outside the United States; or (ii) the transaction was executed in, on or through the facilities of a designated offshore securities market described in paragraph (b) of Rule 902 of Regulation S and neither the Transferor nor any person acting on its behalf knows that the transaction was pre-arranged with a buyer in the United States;

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(iii) no directed selling efforts have been made in the United States by the Transferor, an affiliate thereof or any person their behalf in contravention of the requirements of Rule 903 or 904 of Regulation S, as applicable;

(iv) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act; and

(v) the Transferor is not the Issuer, a distributor of the Notes, an affiliate of the Issuer or any such distributor (except any officer or director who is an affiliate solely by virtue of holding such position) or a person acting on behalf of any of the foregoing.

(b) with respect to transfers made in reliance on Rule 144 the Transferor certifies that the Notes are being transferred in a transaction permitted by Rule 144 under the Securities Act.

You, the Issuer and the Trustee are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this certificate have the meanings set forth in Regulation S.

[Name of Transferor]

By:
Name: Title: Date: cc: • Attn: •

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EXHIBIT C

FORM OF TRANSFER CERTIFICATE FOR TRANSFER FROM REGULATION S

GLOBAL NOTE TO RULE 144A GLOBAL NOTE

(Transfers pursuant to § 2.06(b)(iii) of the Indenture)

The Bank of New York Mellon, as Transfer Agent

One Canada Square

London E14 5AL

Attn: Corporate Trust Office

Re: Floating Rate Senior PIK Notes due 2013 (the “Notes”)

Reference is hereby made to the Indenture dated as of October 30, 2006 (the “Original Indenture”) among HTCC Holdco I B.V. as Issuer, The Bank of New York Mellon, as Trustee, Transfer Agent, Principal Paying Agent, Calculation Agent and Security Trustee, and The Bank of New York Mellon (Luxembourg) S.A. as Transfer Agent and Luxembourg Paying Agent, as amended by a supplemental indenture dated December 19, 2006 (the “First Supplemental Indenture”), as further amended by a supplemental indenture dated March 9, 2007 (the “Second Supplemental Indenture”) and a supplemental indenture dated April 27, 2007 (the “Third Supplemental Indenture” together with the First Supplemental Indenture and the Second Supplemental Indenture, the “Supplemental Indentures”), as further amended pursuant to an amended and restated indenture dated October 15, 2009 (the “Amended and Restated Indenture”, and together with the Original Indenture and the Supplemental Indentures, the “Indenture”). Capitalized terms used but not defined herein shall have the meanings given them in the Indenture.

This letter relates to €                 aggregate principal amount at maturity of Notes that are held in the form of the Regulation S Global Note with the Common Depositary (ISIN No.                 ; Common Code                 ) in the name of [name of transferor] (the “Transferor”) to effect the transfer of the Notes in exchange for an equivalent beneficial interest in the Rule 144A Global Note (ISIN No.                 ; Common Code                 ).

In connection with such request, and in respect of such Notes the Transferor does hereby certify that such Notes are being transferred in accordance with the transfer restrictions set forth in the Notes and that:

CHECK ONE BOX BELOW:

❑:	the Transferor is relying on Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”) for exemption from such Act’s registration requirements; it is transferring such Notes to a person it reasonably believes is a “qualified institutional buyer” as defined in Rule 144A that purchases for its own account, or for the account of a qualified institutional buyer, and to whom the Transferor has given notice that the transfer is made in reliance on Rule 144A and the transfer is being made in accordance with any applicable securities laws of any state of the United States; or

C-1

❑:	the Transferor is relying on an exemption other than Rule 144A from the registration requirements of the Securities Act, subject to the Issuer’s and the Trustee’s right prior to any such offer, sale or transfer to require the delivery of an Opinion of Counsel, certification and/or other information satisfactory to each of them.

You, the Issuer and the Trustee are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

[Name of Transferor]

By:
Name: Title: Date: cc: • Attn: •

C-2

EXHIBIT D

SECURITY DOCUMENT

D-1